                                                              FILE NO. 33-44579
                                                                       811-6498

          THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED
         BY THE BOARDS OF TRUSTEES OF THE REGISTRANT AND THE PORTFOLIOS
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                -----------------

                                   FORM N-1A

   REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933      ___
                     PRE-EFFECTIVE AMENDMENT NO.                ___
                     POST-EFFECTIVE AMENDMENT NO. 12            _X_

              REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY
                          ACT OF 1940                           ___
                        AMENDMENT NO. 15                        _X_


                              PIC INVESTMENT TRUST
               (Exact name of registrant as specified in charter)

      300 NORTH LAKE AVENUE                               91101-4106
          PASADENA, CA                                    (Zip Code)
(Address of Principal Executive Offices)


      REGISTRANT'S TELEPHONE NUMBER (INCLUDING AREA CODE): (818) 449-8500

                                 THAD M. BROWN
                          PROVIDENT INVESTMENT COUNSEL
                             300 NORTH LAKE AVENUE
                            PASADENA, CA 91101-4106

               (Name and address of agent for service of process)

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after the effective date of the registration statement.

It is proposed that this filing will become effective (check appropriate box)

    ___ immediately upon filing pursuant to paragraph (b)
    ___ on (date) pursuant to paragraph (b)
    ___ 60 days after filing pursuant to paragraph (a)(i)
    ___ on (date) pursuant to paragraph (a)(i)
    ___ 75 days after filing pursuant to paragraph (a)(ii)
    _X_ on January 6, 1997 pursuant to paragraph (a)(ii) of Rule 485

If appropriate, check the following box

    ___ this post-effective amendment designates a new effective date for a previously filed posteffective amendment.

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Pursuant to Rule 24f-2 under the Investment Company Act of 1940, Registrant has previously elected to register an indefinite number of shares of beneficial interest, $.001.

The Registrant filed its 24f-2 Notice on November 28, 1995.
===============================================================================

Please read this prospectus before investing, and keep it on file for future reference. It contains important information, including how the Funds invest and the services available to shareholders.


To learn more about each Fund and its investments, you can obtain a copy of the Fund's most recent financial reports and portfolio listing, or a copy of the Statement of Additional Information (SAI) dated January , 1997, as may be amended from time to time. The SAI has been filed with the Securities and Exchange Commission (SEC) and is incorporated herein by reference (legally forms a part of this prospectus). For a free copy of either document, call
(800) 618-7643.



Mutual fund shares are not deposits or obligations of, or guaranteed by, any depository institution. Shares are not insured by the U.S. Government, the FDIC, the Federal Reserve Board, or any other U.S. Government agency, and are subject to investment risk, including the possible loss of principal.


LIKE ALL MUTUAL FUNDS, THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  PIC PINNACLE


                                 BALANCED FUND


                                  GROWTH FUND

                                 SMALL CAP FUND

PROSPECTUS



JANUARY    , 1997


PROVIDENT INVESTMENT COUNSEL
300 NORTH LAKE AVENUE
PASADENA, CA 91101

CONTENTS

KEY FACTS                      3     THE FUNDS AT A GLANCE
                               3     WHO MAY WANT TO INVEST
                               4     EXPENSES
                               6     STRUCTURE OF THE FUNDS AND
                                     THE PORTFOLIOS
THE FUNDS IN DETAIL            7     CHARTER How the Fund is
                                     organized.
                               7     INFORMATION ABOUT THE FUNDS'
                                     INVESTMENTS The Funds' overall
                                     approach to investing.
                               10    SECURITIES AND INVESTMENT
                                     PRACTICES More information about
                                     how the Fund invest.
                               11    BREAKDOWN OF EXPENSES How
                                     operating costs are calculated
                                     and what they include.
                               12    PERFORMANCE
YOUR ACCOUNT                   15    WAYS TO SET UP YOUR ACCOUNT
                               16    HOW TO BUY SHARES
                               17    HOW TO SELL SHARES
                               19    INVESTOR SERVICES Services to
                                     help you manage your account.
SHAREHOLDER ACCOUNT            20    DIVIDENDS, CAPITAL GAINS
POLICIES                             AND TAXES
                               21    TRANSACTION DETAILS Share price
                                     calculations and the timing of
                                     purchases and redemptions.
                               23    EXCHANGE RESTRICTIONS
GENERAL INFORMATION            24

PROSPECTUS

KEY FACTS

THE FUNDS AT A GLANCE


MANAGEMENT: Provident Investment Counsel (PIC), located in Pasadena, California since 1951, is the Funds' Advisor. At December 31, 1996, total assets under PIC's management were $ billion.


--------------------------------------
 GROWTH FUND

GOAL: Long term growth of capital.

STRATEGY: Invests, through the PIC Growth Portfolio, in high quality growth stocks.

--------------------------------------
 BALANCED FUND

GOAL: Total return, that is, a combination of income and capital growth, while preserving capital.

STRATEGY: Invests, through the PIC Balanced Portfolio, in a combination of high quality growth stocks and fixed income senior securities

--------------------------------------
 SMALL CAP FUND

GOAL: Long term growth of capital.

STRATEGY: Invests, through the PIC Small Cap. Portfolio, mainly in equity securities of small companies.

WHO MAY WANT TO INVEST

The Growth Fund may be appropriate for investors who seek potentially high long term returns, but are willing to accept the risk of investing in growth stocks. The Fund is designed for those seeking capital appreciation through a diversified portfolio of equity securities of issuers all sizes.

The Balanced Fund may be appropriate for investors who want to share in potentially high long term returns, but hope to see less fluctuation in the value of their investment.

The Small Cap. Fund may be appropriate for investors who are willing to ride out stock market fluctuations in pursuit of potentially above average long-term returns. The Small Cap. Fund is designed for those who want to focus on stocks of small capitalization companies in search of above average returns. A company's market capitalization is the total market value of its outstanding common stock. A small company is one with market capitalization or annual revenues at the time of purchase of $250 million or less. The securities of smaller, less well-known companies may be more volatile than those of larger companies. Over time, however, small-capitalization stocks have shown greater growth potential than those of larger-capitalization companies.

The value of each Fund's investments will vary from day to day, and generally reflects market conditions, interest rates, and other company, political or economic news. In the short term, stock prices can fluctuate dramatically in response to these factors. When you sell your shares, they may be worth more or less than what you paid for them. By itself, no fund constitutes a balanced investment plan. There is no assurance that any Fund will meet its objective.

                                                                      PROSPECTUS

EXPENSES

SHAREHOLDER TRANSACTION EXPENSES are charges you pay when you buy, sell or hold shares in a fund.

Maximum sales charge      None
Maximum sales charge on
reinvested dividends      None
Deferred sales charge
  on redemptions          None
Exchange fee                $5

ANNUAL OPERATING EXPENSES are paid out of each Fund's and each Portfolio's assets. The Growth and Small Cap Funds each indirectly pay an investment advisory fee equal to .80% of the Fund's average net assets. The Balanced Fund indirectly pays an investment advisory fee equal to .60% of that Fund's average net assets. Each Fund also incurs other expenses for services such as administrative services, maintaining shareholder records and furnishing shareholder statements and financial reports. A Fund's expenses are factored into its share price or dividends and are not charged directly to shareholder accounts.

The following are projections based on estimated expenses, and are calculated as a percentage of average net assets.

--------------------------------------
 BALANCED FUND


Management fee (paid by
  the Portfolio)            .60%
12b-1 fee                   .15%
Other expenses of the
  Portfolio, after
  reimbursement by PIC      .20%
                            ----
TOTAL OPERATING EXPENSES
  OF THE PORTFOLIO          .80%
Administrative fee paid
  by the Fund
  to PIC                    .20%
Other expenses of the
  Fund,
  after reimbursement by
  PIC                       .05%
                            ----
TOTAL FUND OPERATING
  EXPENSES                 1.20%



PIC reimburses the Balanced Fund for any expenses in excess of 1.20% of average net assets. Without this reimbursement, the total fund operating expenses would be estimated to be 2.47% of average net assets.


--------------------------------------
 GROWTH FUND


Management fee (paid by
  the Portfolio)            .80%
12b-1 fee                   .15%
Other expenses of the
  Portfolio, after
  reimbursement by PIC      .20%
                            ----
TOTAL OPERATING EXPENSES
  OF THE PORTFOLIO         1.00%
Administrative fee paid
  by the Fund to PIC        .20%
Other expenses of the
  Fund,
  after reimbursement by
  PIC                       .05%
                            ----
TOTAL FUND OPERATING
  EXPENSES                 1.40%



PIC reimburses the Growth Fund for any expenses in excess of 1.40% of average net assets. Without this reimbursement, the total fund operating expenses would be estimated to be 1.45% of average net assets.


PROSPECTUS

--------------------------------------
 SMALL CAP FUND


Management fee (paid by
  the Portfolio)            .80%
12b-1 fee                   .15%
Other expenses of the
  Portfolio                 .20%
                            ----
TOTAL OPERATING EXPENSES
  OF THE PORTFOLIO         1.15%
Administrative fee paid
  by the Fund to PIC        .20%
Other expenses of the
  Fund                      .25%
                            ----
TOTAL FUND OPERATING
  EXPENSES                 1.60%



PIC reimburses the Small Cap Fund for any expenses in excess of 1.60% of average net assets. Without this reimbursement, the total fund operating expenses would
be estimated to be     % of average net assets.


EXAMPLES: Let's say, hypothetically, that each Fund's annual return is 5% and that its operating expenses are exactly as just described. For every $1,000 you invest, here's how much you would pay in total expenses if you close your account after the number of years indicated:

--------------------------------------
 BALANCED FUND


After 1 year                $ 12
After 3 years               $ 38


--------------------------------------
 GROWTH FUND


After 1 year                $ 14
After 3 years               $ 44


--------------------------------------
 SMALL CAP FUND


After 1 year                $ 16
After 3 years               $ 50



These examples illustrate the effect of expenses, but they are not meant to suggest actual or expected costs or returns, all of which may vary. For a more complete description of the various costs and expenses, see "Breakdown of Expenses." The tables above summarize the expenses of both the Portfolios and the Funds. The Trustees expect that the combined per share expenses of the Funds and the Portfolios will be equal to, or may be less than, the expenses that would be incurred by a Fund if it retained an investment manager and invested directly in the types of securities held by a Portfolio.


                                                                      PROSPECTUS

STRUCTURE OF THE FUNDS AND THE PORTFOLIOS

Unlike many other mutual funds which directly acquire and manage their own portfolio securities, each Fund seeks to achieve its investment objective by investing all of its assets in a PIC Portfolio. Each Portfolio is a separate registered investment company with the same investment objective as the Fund. Since a Fund will not invest in any securities other than shares of a Portfolio, investors in the Fund will acquire only an indirect interest in the Portfolio. Each Fund's and Portfolio's investment objective cannot be changed without shareholder approval.

In addition to selling its shares to the Fund, a Portfolio may sell its shares to other mutual funds or institutional investors. All investors in a Portfolio invest on the same terms and conditions and pay a proportionate share of the Portfolio's expenses. However, other investors in a Portfolio may sell their shares to the public at prices different from those of a Fund as a result of the imposition of sales charges or different operating expenses. You should be aware that these differences may result in different returns from those of investors in other entities investing in the Portfolio. Information concerning other holders of interests in the Portfolio is available by calling (800) 618-7643.


The Trustees of PIC Investment Trust believe that this structure may enable a Fund to benefit from certain economies of scale, based on the premise that certain of the expenses of managing an investment portfolio are relatively fixed and that a larger investment portfolio may therefore achieve a lower ratio of operating expenses to net assets. Investing a Fund's assets in a Portfolio may produce other benefits resulting from increased asset size, such as the ability to participate in transactions in securities which may be offered in larger denominations than could be purchased by the Fund alone. A Fund's investment in a Portfolio may be withdrawn by the Trustees at any time if the Board determines that it is in the best interests of a Fund to do so. If any such withdrawal were made, the Trustees would consider what action might be taken, including the investment of all of the assets of the Fund in another pooled investment company or the retaining of an investment advisor to manage the Fund's assets directly.



Whenever a Fund is requested to vote on matters pertaining to a Portfolio, the Fund will hold a meeting of its shareholders, and the Fund's votes with respect to the Portfolio will be cast in the same proportion as the shares of the Fund for which voting instructions are received. For further information, see "The Funds in Detail," "Information about the Funds' Investments" and "Securities and Investment Practices."


PROSPECTUS

THE FUNDS IN DETAIL

CHARTER

EACH FUND IS A MUTUAL FUND: an investment that pools shareholders' money and invests it toward a specified goal. In technical terms, each Fund is a diversified series of PIC Investment Trust, which is an open-end management investment company, organized as a Delaware business trust on December 11, 1991.


THE FUNDS AND THE PORTFOLIOS ARE EACH GOVERNED BY A BOARD OF TRUSTEES, responsible for protecting the interests of shareholders. The Trustees are experienced executives who meet throughout the year to oversee the activities of the Funds and the Portfolios, review contractual arrangements with companies that provide services to the Funds and the Portfolios, and review performance. The majority of Trustees are not otherwise affiliated with PIC. Information about the Trustees and officers is contained in the SAI.


THE FUNDS MAY HOLD SPECIAL MEETINGS AND MAIL PROXY MATERIALS. These meetings may be called to elect or remove Trustees, change fundamental policies, approve an investment advisory contract, or for other purposes. Shareholders not attending these meetings are encouraged to vote by proxy. The Funds will mail proxy materials in advance, including a voting card and information about the proposals to be voted on. The number of votes you are entitled to is based on the number of shares you own.


PIC IS THE ADVISER TO THE PIC PORTFOLIOS, in which the respective Funds invest. An investment committee of PIC formulates and implements an investment program for each of the Portfolios, including determining which securities should be bought and sold. PIC may use broker-dealers that sell shares of a Fund to carry out transactions for the Portfolios, provided that the Portfolios receive brokerage services and commission rates comparable to those of other broker-dealers.


PIC traces its origins to an investment partnership formed in 1951. It is now an indirect, wholly owned subsidiary of United Asset Management Corporation (UAM), a publicly owned corporation with headquarters located at One International Place, Boston, MA 02110. UAM is principally engaged, through affiliated firms, in providing institutional investment management services.

INFORMATION ABOUT THE FUNDS' INVESTMENTS.

Because the investment characteristics of each Fund will correspond directly to those of the Portfolio in which it invests, the following is a discussion of the various investments of, and techniques employed by, the Portfolios.

--------------------------------------
 PIC GROWTH FUND

THE PIC GROWTH FUND SEEKS LONG TERM GROWTH OF CAPITAL by investing in the PIC Growth Portfolio, which in turn invests primarily in equity securities. Under normal circumstances, the Growth Portfolio will invest at least 80% of its assets in such equity securities. In selecting investments for the Growth Portfolio,

                                                                      PROSPECTUS

PIC will include equity securities of companies of various sizes which are currently experiencing an above-average rate of earnings growth. In addition, PIC seeks companies which have a five-year average performance record of sales, earnings, pretax margins, return on equity and reinvestment rate, all of which, in the aggregate, are 1.5 times the average performance of the Standard & Poor's Index of 500 Common Stocks for the same period. The Growth Portfolio will invest in a range of small, medium and large companies; the minimum market capitalization of a portfolio security is expected to be $250 million, and the average market capitalization is currently approximately $9 billion. Equity securities in which the Growth Portfolio invests typically average less than a 1% dividend. Currently, approximately 70% of the equity securities in which the Growth Portfolio invests are listed on the New York or American Stock Exchanges, and the remainder are traded on the National Association of Securities Dealers' NASDAQ system or are otherwise traded over the counter. PIC supports its selection of individual securities through intensive research and uses qualitative and quantitative disciplines to determine when securities should be sold.

In unusual circumstances, economic, monetary, technical and other factors may cause PIC to assume a temporary, defensive position during which all or a substantial portion of the Growth Portfolio's assets may be invested in short term instruments. Under normal market conditions, it is expected that investments in such short term instruments may range from zero (fully invested) to 20% of the Portfolio's assets.

The Growth Portfolio may also invest up to 20% of its assets in foreign securities.

--------------------------------------
 PIC BALANCED FUND

THE PIC BALANCED FUND SEEKS TO PROVIDE TOTAL RETURN -- that is, a combination of income and capital growth, while preserving capital, by investing in the PIC Balanced Portfolio. In PIC's opinion, over time, stocks outperform bonds and investments that are equivalent to cash; consequently, the Balanced Portfolio attempts to achieve total return through investments in equity securities. The selection for the equity securities purchased for the Balanced Portfolio is described above in more detail under the caption "PIC Growth Fund," The Balanced Portfolio will also invest no less than 25% of its assets in fixed income senior securities, both to earn current income and to achieve gains from an increase in the value of the fixed income securities. In general, prices of fixed income securities rise when interest rates fall, and vice versa. Fixed income securities have varying degrees of quality and varying levels of sensitivity to changes in interest rates. Longer term fixed income securities are generally more sensitive to interest rate changes than short term fixed income securities.

The Balanced Portfolio may invest up to 70% of its total assets in fixed income securities, but it may not invest in such securities unless they have been rated at least BBB by Standard & Poor's Corporation (S&P) or Baa by Moody's Investors Service, Inc. (Moody's), or if unrated by S&P and Moody's are of comparable quality in PIC's opinion. Securities rated Baa by Moody's are regarded as medium grade, but have speculative characteristics. If the

PROSPECTUS
rating of a security is reduced after it is purchased, the Balanced Portfolio can continue to hold it, but PIC will consider the rating reduction in determining whether or not the security should be sold. See the SAI for a description of S&P and Moody's ratings.

The Balanced Portfolio may also attempt to earn current income and reduce the variability of the net asset value of its shares by investing a portion of its assets in short term investments. In unusual circumstances, economic, monetary, technical and other factors may cause PIC to assume a temporary, defensive position during which all or a substantial portion of the Balanced Portfolio's assets may be invested in short term instruments. Under normal market conditions, it is expected that investments in such short term instruments may range from zero (fully invested) to 20% of the Portfolio's assets.

The Balanced Portfolio may also invest up to 20% of its assets in foreign securities.

--------------------------------------
 PIC SMALL CAP FUND

THE PIC SMALL CAP FUND SEEKS LONG TERM GROWTH OF CAPITAL by investing in the PIC Small Cap. Portfolio, which in turn invests primarily in equity securities of small companies.

PIC will invest at least 65%, and normally at least 95%, of the Portfolio's total assets in these securities. The Portfolio has flexibility, however, to invest the balance in other market capitalizations and security types. Small capitalization companies are those whose market capitalization or annual revenues are $250 million or less at the time of the Portfolio's investment. Companies whose capitalization or revenues increase beyond this range after purchase continue to be considered small capitalization for the purposes of the Portfolio's investment policy. Investing in small capitalization stocks may involve greater risk than investing in large capitalization stocks, since they can be subject to more abrupt or erratic movements in value.

The value of the Portfolio's domestic and foreign investments varies in response to many factors. Stock values fluctuate in response to the activities of individual companies and general market and economic conditions. Investments in foreign securities may involve risks in addition to those of U.S. investments, including increased political and economic risk, as well as exposure to currency fluctuations.

As a mutual fund, the Portfolio seeks to spread investment risk by diversifying its holdings among many companies and industries. Of course, when you sell your shares of the Fund, they may be worth more or less than what you paid for them. PIC normally invests the Portfolio's assets according to its investment strategy. The Portfolio also reserves the right to invest without limitation in short term instruments for temporary, defensive purposes.

The Small Cap. Portfolio may also invest up to 20% of its assets in foreign securities.

                                                                      PROSPECTUS

SECURITIES AND INVESTMENT PRACTICES

The following pages contain more detailed information about the types of instruments in which the Portfolios may invest, and strategies PIC may employ in pursuit of the Portfolios' investment objectives. A summary of risks and restrictions associated with these instrument types and investment practices is included as well. A complete listing of each Fund's policies and limitations and more detailed information about each Portfolio's investments is contained in the SAI. Policies and limitations are considered at the time of purchase; the sale of instruments is not required in the event of a subsequent change in circumstances.

PIC may not buy all of these instruments or use all of these techniques to the full extent permitted unless it believes that doing so will help a Portfolio achieve its goals. Current holdings and recent investment strategies are described in each Fund's financial reports which are sent to shareholders twice a year. For a free SAI or financial report, call (800) 618-7643.

EQUITY SECURITIES are common stocks and other kinds of securities that have the characteristics of common stocks. These other securities include bonds, debentures and preferred stocks which can be converted into common stocks. They also include warrants and options to purchase common stocks.

Restriction: With respect to 75% of total assets, a Portfolio may not own more than 10% of the outstanding voting securities of a single issuer.

SHORT TERM INVESTMENTS are debt securities that mature within a year of the date they are purchased by a Portfolio. Some specific examples of short term investments are commercial paper, bankers' acceptances, certificates of deposit and repurchase agreements.

Restriction: A Portfolio will only purchase short term investments which are "high quality." High quality means the investments have been rated A-1 by S&P or Prime-1 by Moody's, or have an issue of debt securities outstanding rated at least A by S&P or Moody's. The term also applies to short term investments that PIC believes are comparable in quality to those with an A-1 or Prime-1 rating. U.S. Government securities are always considered to be high quality.

REPURCHASE AGREEMENTS. In a repurchase agreement, a Portfolio buys a security at one price and simultaneously agrees to sell it back at a higher price. Delays or losses could result if the other party to the agreement defaults or becomes insolvent.

EXPOSURE TO FOREIGN MARKETS. A Portfolio may invest in foreign securities.

Restriction: A Portfolio may invest no more than 20% of its total assets in foreign securities, and it will only purchase foreign securities or American Depositary Receipts which are listed on a national securities exchange or included in the NASDAQ National Market System.

OPTIONS AND FUTURES. A Portfolio has the right to use options and futures to hedge its investments in securities, but PIC does not expect to use these instruments during this fiscal year. A Fund will

PROSPECTUS
advise shareholders before any investment in options or futures commences. See the SAI for details.

RISK FACTORS. Foreign securities and securities issued by U.S. entities with substantial foreign operations may involve additional risks and considerations. These include risks relating to political or economic conditions in foreign countries, fluctuations in foreign currencies, withholding or other taxes, operational risks, increased regulatory burdens and the potentially less stringent investor protection and disclosure standards of foreign markets. All of these factors can make foreign investments, especially those in developing countries, more volatile.

Options and futures, which are sometimes called derivative securities, also entail certain risks, which are described in detail in the SAI.

FUNDAMENTAL INVESTMENT POLICIES AND RESTRICTIONS

Some of the policies and restrictions discussed on this and the preceding pages are fundamental; that is, subject to change only by shareholder approval. The following paragraph states all those that are fundamental. All policies stated throughout the prospectus, other than those identified in the following paragraph, can be changed without shareholder approval.

The Growth Fund and the Small Cap. Fund each seek long term growth of capital. The Balanced Fund seeks total return while preserving capital. Each Portfolio, with respect to 75% of total assets, may not invest more than 5% of its total assets in any one issuer and may not own more than 10% of the outstanding voting securities of a single issuer. Each Portfolio may not invest more than 25% of its total assets in any one industry.

BREAKDOWN OF EXPENSES

Like all mutual funds, each Fund pays fees related to its daily operations. Expenses paid out of a Fund's assets are reflected in its share price or dividends; they are neither billed directly to shareholders nor deducted from shareholder accounts.

Each Portfolio pays an INVESTMENT ADVISORY FEE to PIC each month for managing its investments. The Growth Portfolio and the Small Cap. Portfolio each pay PIC a fee at the annual rate of 0.80% of the Portfolio's average net assets. The Balanced Portfolio pays PIC a fee at the annual rate of 0.60% of its average net assets.


While the investment advisory fee is a significant component of a Portfolio's (and thus a Fund's) annual operating costs, each Fund also pays OTHER EXPENSES. Each Fund pays an annual 0.15% 12B-1 FEE to PIC. ("12b-1" refers to the federal securities regulation authorizing annual fees of this type.) PIC may use these fees to pay compensation to financial services firms that sell shares of the Funds, and these firms typically pass along a portion of this compensation to your financial representative. The Funds and the Portfolios each pay a monthly administration fee to Investment Company Administration Corporation for managing some of their business affairs. The Portfolios pay a fee at


                                                                      PROSPECTUS
the annual rate of 0.10% of average net assets, and each Fund pays an annual fee of $15,000. The Funds and the Portfolios also pay other expenses, such as legal, audit, custodian and transfer agency fees, as well as the compensation of Trustees who are not affiliated with PIC.


PIC expects that each Portfolio's portfolio turnover rate will normally not exceed 100%.



PIC has agreed to reimburse each Fund for investment advisory fees and other expenses if they exceed a certain percentage of the Fund's average net assets. In the case of the Balanced Fund, this limit is 1.20%, in the case of the Growth Fund it is 1.40%, and in the case of the Small Cap Fund the limit is 1.60%. PIC retains the ability to be repaid by a Fund if expenses subsequently fall below the specified limit within the next three years. This reimbursement arrangement, which may be terminated at any time without notice, will decrease a Fund's expenses and boost its performance.


PERFORMANCE

Mutual fund performance is commonly measured as TOTAL RETURN. Total return is the change in value of an investment over a given period, assuming reinvestment of any dividends and capital gains. Total return reflects a Fund's performance over a stated period of time. An AVERAGE ANNUAL TOTAL RETURN is a hypothetical rate of return that, if achieved annually, would have produced the same total return if performance had been constant over the entire period. Average annual total return smooths out variations in performance; it is not the same as actual year-by-year results.

Total return and average annual total return are based on past results and are not a prediction of future performance. They do not include effect of income taxes paid by shareholders. A Fund may sometimes show its performance compared to certain performance rankings, averages or stock indices (described more fully in the SAI).


PRIOR PERFORMANCE OF PIC



The following table sets forth PIC's composite performance data relating to the historical performance of institutional private accounts managed by PIC, since the date indicated, that have investment objectives, policies, strategies and risks substantially similar to those of the Portfolios. The data is provided to illustrate to past performance of PIC in managing substantially similar accounts as measured against specified market indices and does not represent the performance of any of the Portfolios. You should not consider this performance data as an indication of future performance of any Portfolio or of PIC.



PIC's composite performance data shown below were calculated in accordance with recommended standards of the Association for Investment Management and Research (AIMR*), retroactively applied to all time periods. All returns presented were calculated on a total return basis and include all dividends and interest, accrued income


PROSPECTUS
and realized and unrealized gains and losses. All returns reflect the deduction of investment advisory fees, brokerage commission and execution costs paid by PIC's institutional private accounts, without provision for federal or state income taxes. Custodial fees, if any, were not included in the calculation. PIC's composite includes all actual, fee-paying, discretionary institutional private accounts managed by PIC that have investment objectives, policies, strategies and risks substantially similar to those of the Portfolios. Securities transactions are accounted for on the trade date and accrual accounting is used. Cash and equivalents are included in performance returns. The monthly returns of the PIC Composite combine the individual accounts' returns (calculated on a time-weighted rate of return that is revalued whenever cash flows exceed $500) by asset-weighting each individual account's asset value as of the beginning of the month. Quarterly and yearly returns are calculated by geometrically linking the monthly and quarterly returns, respectively. The yearly returns are computed by geometrically linking the returns of each quarter within the calendar year.



The institutional private accounts that are included in PIC's Composites are not subject to the same types of expenses to which the Portfolios are subject nor to the diversification requirements, specific tax restrictions and investment limitations imposed on the Portfolios by the Investment Company Act or the Internal Revenue Code. Consequently, the performance results for PIC's Composites could have been adversely affected if the institutional private accounts included in the Composites had been regulated as investment companies.


---------------


* AIMR is a non-profit membership and education organization with more than 60,000 members worldwide that, among other things, has formulated a set of performance presentation standards for investment advisers. These AIMR performance presentation standards are intended to (i) promote full and fair presentations by investment advisers of their performance results, and (ii) ensure uniformity in reporting so that performance results of investment advisers are directly comparable.


                                                                      PROSPECTUS

The investment results of the PIC Composites presented below are unaudited are not intended to predict or suggest the returns that might by experienced by the Portfolios or an individual investing in the Portfolios. Investors should also be aware that the use of a methodology different from that used below to calculate performance could result in different performance data.



                         PIC        Russell        PIC      S&P 500/      PIC      Russell 2000
                       Growth     1000 Growth   Balanced     Lehman    Small Cap   Growth Stock
     Year ended       Composite    Index(1)     Composite   Index(2)   Composite     Index(3)
 1986                   22.21%       15.36%       21.15%      15.60%       N/A           N/A
 1987                    4.99         5.31         5.32        2.30       5.43%       -10.48%
 1988                    6.19        11.27         8.94        7.59      27.78         20.37
 1989                   46.85        35.92        35.92       14.24      49.95         20.17
 1990                    6.95        -0.26         7.09        8.28       0.81        -17.41
 1991                   66.94        41.16        49.87       16.13      78.74         51.19
 1992                    6.74         5.00         6.36        7.58       6.31          7.77
 1993                    3.47         2.90         5.95       11.03      23.34         13.36
 1994                   -0.84         2.66        -1.47       -3.51      -1.22         -2.43
 1995                   28.62        37.19        24.65       19.24      61.12         31.04
 1996(4)                13.07         6.51         8.94        1.81      23.41         11.92
 Last year(4)
 Last 5 years(4)
 Last 10 years(4)                                                          N/A           N/A
 Since inception(4)



(1) The Russell 1000 Growth Stock Index contains those securities in the Russell 1000 Index with a greater-than-average growth orientation. Companies in the Russell Growth Stock Index generally have higher price-to-book and price-earnings ratios than the average for all companies in the 1000 Index. The Russell 1000 Index is a widely regarded [description of Index here].. The Index reflects the reinvestment of income dividends and capital gains distributions, if any, but does not reflect fees, brokerage commissions or other expenses of investing.



(2) The Index in this column has been calculated by a combination of the Standard & Poor's Index of 500 Common Stocks, an unmanaged index containing common stocks of 500 industrial, transportation, utility and financial companies, regarded as generally representative of the U.S. stock market (60% of the data in this column), and the Lehman Brothers Government/Corporate Bond Index, an unmanaged market-weighted index consisting of all public obligations of the U.S. Government, its agencies and instrumentalities, and all corporate issuers of fixed rate, non-convertible, investment grade U.S. dollar denominated bonds having maturities of greater than one year, regarded as generally representative of the market for domestic bonds (40% of the data in this column). The Index reflects the reinvestment of income dividends and capital gains distributions, if any, but does not reflect fees, brokerage commissions or other expenses of investing.



(3) The Russell 2000 Growth Stock Index contains those securities in the Russell 2000 Index with a greater-than-average growth orientation. Companies in the Russell Growth Stock Index generally have higher price-to-book and price-earnings ratios than the average for all companies in the 2000 Index. The Russell 2000 Index is a widely regarded small-cap index of the 2,000 smallest securities in the Russell 3000 Index, which comprises the 3,000 largest U.S. securities as determined by total market capitalization. The Index reflects the reinvestment of income dividends and capital gains distributions, if any, but does not reflect fees, brokerage commissions or other expenses of investing.



(4) Through June 30, 1996.


PROSPECTUS

YOUR ACCOUNT

--------------------------------------------------------------------------------
 WAYS TO SET UP YOUR ACCOUNT
INDIVIDUAL OR JOINT TENANT
FOR YOUR GENERAL INVESTMENT NEEDS

Individual accounts are owned by one person. Joint accounts can have two or more owners (tenants).
--------------------------------------------------------------------------------
RETIREMENT
TO SHELTER YOUR RETIREMENT SAVINGS FROM TAXES

Retirement plans allow individuals to shelter investment income and capital gains from current taxes. In addition, contributions to these accounts may be tax deductible. Retirement accounts require special applications and typically have lower minimums.

- INDIVIDUAL RETIREMENT ACCOUNTS (IRAS) allow anyone of legal age and under 70 1/2 with earned income to invest up to $2000 per tax year. Individuals can also invest in a spouse's IRA if the spouse has earned income of less than $250.

- ROLLOVER IRAS retain special tax advantages for certain distributions from employer-sponsored retirement plans.

- KEOGH OR CORPORATE PROFIT SHARING AND MONEY PURCHASE PENSION PLANS allow self-employed individuals or small business owners (and their employees) to make tax-deductible contributions for themselves and any eligible employees up to $30,000 per year.

- SIMPLIFIED EMPLOYEE PENSION PLANS (SEP-IRAS) provide small business owners or those with self-employed income (and their eligible employees) with many of the same advantages as a Keogh, but with fewer administrative requirements.

- 403(B) CUSTODIAL ACCOUNTS are available to employees of most tax-exempt institutions, including schools, hospitals and other charitable organizations.

- 401(K) PROGRAMS allow employees of corporations of all sizes to contribute a percentage of their wages on a tax-deferred basis. These accounts need to be established by the trustee of the plan.
--------------------------------------------------------------------------------
GIFTS OR TRANSFERS TO MINOR (UGMA, UTMA)
TO INVEST FOR A CHILD'S EDUCATION OR OTHER FUTURE NEEDS

These custodial accounts provide a way to give money to a child and obtain tax benefits. An individual can give up to $10,000 a year per child without paying federal gift tax. Depending on state laws, you can set up a custodial account under the Uniform Gifts to Minors Act (UGMA) or the Uniform Transfers to Minors Act (UTMA).
--------------------------------------------------------------------------------
TRUST
FOR MONEY BEING INVESTED BY A TRUST

The trust must be established before an account can be opened.
--------------------------------------------------------------------------------
BUSINESS OR ORGANIZATION
FOR INVESTMENT NEEDS OF CORPORATIONS, ASSOCIATIONS, PARTNERSHIPS OR OTHER GROUPS Does not require a special application.

                                                                      PROSPECTUS

HOW TO BUY SHARES

ONCE EACH BUSINESS DAY, EACH FUND CALCULATES ITS SHARE PRICE: The share price is the Fund's net asset value (NAV). Shares are purchased at the next share price calculated after your investment is received and accepted. Share price is normally calculated at 4 p.m. Eastern time.

IF YOU ARE INVESTING THROUGH A TAX-SHELTERED RETIREMENT PLAN, such as an IRA, for the first time, you will need a special application. Retirement investing also involves its own investment procedures. Call (800) 618-7643 for more information and a retirement application.

If you buy shares by check and then sell those shares within two weeks, the payment may be delayed for up to seven business days to ensure that your purchase check has cleared.

If you are investing by wire, please be sure to call (800) 618-7643 before sending each wire.

RODNEY SQUARE MANAGEMENT CORPORATION (RSMC) is each Fund's Transfer Agent; its address is 1105 N. Market Street, 3rd floor, Wilmington, Delaware 19890, and its mailing address is P.O. Box 8987, Wilmington, DE 19899.

FIRST FUND DISTRIBUTORS, INC., 4455 E. Camelback Road, Suite 261E, Phoenix AZ 85018, is the Trust's principal underwriter.

--------------------------------------
 MINIMUM INVESTMENTS
TO OPEN AN ACCOUNT                                                        $2,000
For retirement accounts                                                     $500
For automatic investment plans                                              $250

TO ADD TO AN ACCOUNT                                                        $250
For retirement plans                                                        $250
Through automatic investment plans                                          $100

MINIMUM BALANCE                                                           $1,000
For retirement accounts                                                     $500
FOR INFORMATION:                                                  (800) 618-7643
TO INVEST

BY MAIL:     PIC Pinnacle Funds


             P.O. Box 8987


             Wilmington, DE 19899

BY WIRE:     Call:
             (800) 618-7643 to
             set up an account and
             arrange a wire
             transfer

PROSPECTUS

HOW TO SELL SHARES

You can arrange to take money out of your account at any time by selling (redeeming) some or all of your shares. Your shares will be sold at the next share price calculated after your order is received and accepted. Share price is normally calculated at 4 p.m. Eastern time.

TO SELL SHARES IN A NON-RETIREMENT ACCOUNT, you may use any of the methods described on these two pages.

IF YOU ARE SELLING SOME BUT NOT ALL OF YOUR SHARES, leave at least $1,000 worth of shares in the account to keep it open ($500 for retirement accounts).

CERTAIN REQUESTS MUST INCLUDE A SIGNATURE GUARANTEE. It is designed to protect you and the Funds from fraud. Your request must be made in writing and include a signature guarantee if any of the following situations apply:

- You wish to redeem more than $100,000 worth of shares,
- Your account registration has changed within the last 30 days,
- The check is being mailed to a different address from the one on your account (record address), or
- The check is being made payable to someone other than the account owner.

You should be able to obtain a signature guarantee from a bank, broker-dealer, credit union (if authorized under state law), securities exchange or association, clearing agency or savings association. A notary public cannot provide a signature guarantee.

SELLING SHARES IN WRITING

Write a "letter of instruction" with:

- Your name,
- Your Fund account number,
- The dollar amount or number of shares to be redeemed, and
- Any other applicable requirements listed in the table at right.
- Unless otherwise instructed, PIC will send a check to the record address. Mail your letter to:


PIC Pinnacle Funds


P.O. Box 8987


Wilmington, DE 19899


                                                                      PROSPECTUS

--------------------------------------------------------------------
                     ACCOUNT TYPE      SPECIAL REQUIREMENTS
PHONE                All account       - Your telephone call must be
(800) 618-7643       types except      received by 4 p.m. Eastern
                     retirement          time to be redeemed on that
                                         day.
--------------------------------------------------------------------
MAIL OR IN PERSON    Individual,       - The letter of instructions
                     Joint Tenant,     must be signed by all persons
                     Sole                required to sign for
                     Proprietorship,     transactions, exactly as
                     UGMA, UTMA          their names appear on the
                                         account.
                     Retirement        - The account owner should
                     Account           complete a retirement
                                         distribution form. Call
                                         (800) 618-7643 to request
                                         one.
                     Trust             - The trustee must sign the
                                       letter indicating capacity as
                                         trustee. If the trustee's
                                         name is not in the account
                                         registration, provide a
                                         copy of the trust document
                                         certified within the last
                                         60 days.
                     Business or       - At least one person
                     Organization      authorized by corporate
                                         resolutions to act on the
                                         account must sign the
                                         letter.
                                       - Include a corporate
                                       resolution with corporate
                                         seal or a signature
                                         guarantee.
                     Executor,         - Call (800) 618-7643 for
                     Administrator,      instructions.
                     Conservator,
                     Guardian
--------------------------------------------------------------------
WIRE                 All account       - You must sign up for the
                     types except      wire feature before using it.
                     retirement          To verify that it is in
                                         place, call (800) 618-7643.
                                         Minimum wire: $5,000.
                                       - Your wire redemption
                                       request must be received by
                                         the Fund before 4 p.m.
                                         Eastern time for money to
                                         be wired the next business
                                         day.

PROSPECTUS

INVESTOR SERVICES

PIC provides a variety of services to help you manage your account.

INFORMATION SERVICES

PIC'S TELEPHONE REPRESENTATIVES can be reached at (800) 618-7643.

STATEMENTS AND REPORTS that PIC sends to you include the following:

- Confirmation statements (after every transaction that affects your account balance or your account registration)
- Financial reports (every six months)

TRANSACTION SERVICES

EXCHANGE PRIVILEGE. You may sell your Fund shares and buy shares of other PIC Funds by telephone or in writing. Note that exchanges into each Fund are limited to four per calendar year, and that they may have tax consequences for you. RSMC charges a $5 fee for each exchange, which is automatically deducted when the exchange is made. Also see "Exchange Restrictions" on page 23.

SYSTEMATIC WITHDRAWAL PLANS let you set up periodic redemptions from your account. These redemptions take place on the 25th day of each month or, if that day is a weekend or holiday, on the prior business day.

--------------------------------------
 REGULAR INVESTMENT PLANS

One easy way to pursue your financial goals is to invest money regularly. PIC offers convenient services that let you transfer money into your Fund account automatically. Automatic investments are made on the 20th day of each month or, if that day is a weekend or holiday, on the prior business day. While regular investment plans do not guarantee a profit and will not protect you against loss in a declining market, they can be an excellent way to invest for retirement, a home, educational expenses, and other long term financial goals. Certain restrictions apply for retirement accounts. Call (800) 618-7643 for more information.

                                                                      PROSPECTUS

SHAREHOLDER ACCOUNT POLICIES

DIVIDENDS, CAPITAL GAINS,
AND TAXES

The Funds distribute substantially all of their net income and capital gains, if any, to shareholders each year. The Balanced Fund pays quarterly dividends, and the Growth and Small Cap Funds pay dividends, normally, in December. Capital gains are also normally distributed in December.

DISTRIBUTION OPTIONS


When you open an account, specify on your application how you want to receive your distributions. If the option you prefer is not listed on the application, call (800) 618-7643 for instructions. The Funds offer three options:


1. REINVESTMENT OPTION. Your dividend and capital gain distributions will be automatically reinvested in additional shares of the Fund. If you do not indicate a choice on your application, you will be assigned this option.

2. INCOME-EARNED OPTION. Your capital gain distributions will be automatically reinvested, but you will be sent a check for each dividend distribution.

3. CASH OPTION. You will be sent a check for your dividend and capital gain distributions.

FOR RETIREMENT ACCOUNTS, all distributions are automatically reinvested. When you are over 59 1/2 years old, you can receive distributions in cash.

When a Fund deducts a distribution from its NAV, the reinvestment price is the Fund's NAV at the close of business that day. Cash distribution checks will be mailed within seven days.

          UNDERSTANDING
          DISTRIBUTIONS

   As a Fund shareholder, you are entitled to your share of the Fund's net income and gains on its investments. The Fund passes its earnings along to its investors as DISTRIBUTIONS.

   The Fund earns dividends from stocks and interest from short term investments held by the Portfolio. These are passed along as DIVIDEND DISTRIBUTIONS. The Fund realizes capital gains whenever the Portfolio sells securities for a higher price than it paid for them. These are passed along as CAPITAL GAIN DISTRIBUTIONS.

TAXES

As with any investment, you should consider how your investment in a Fund will be taxed. If your account is not a tax-deferred retirement account, you should be aware of these tax implications.

TAXES ON DISTRIBUTIONS. Distributions are subject to federal income tax, and may also be subject to state or local taxes. If you live outside the United States, your distributions could also be taxed by the country in which you reside. Your distributions are taxable when they are paid, whether you take them in cash or reinvest them. However, distributions declared in December and paid in January are taxable as if they were paid on December 31.

PROSPECTUS

For federal tax purposes, each Fund's income and short term capital gain distributions are taxed as dividends; long term capital gain distributions are taxed as long term capital gains. Every January, PIC will send you and the IRS a statement showing the taxable distributions.

TAXES ON TRANSACTIONS. Your redemptions--including exchanges to other PIC Funds--are subject to capital gains tax. A capital gain or loss is the difference between the cost of your shares and the price you receive when you sell them.

Whenever you sell shares of a Fund, PIC will send you a confirmation statement showing how many shares you sold and at what price. You will also receive a consolidated transaction statement every January. However, it is up to you or your tax preparer to determine whether the sales resulted in a capital gain and, if so, the amount of the tax to be paid. Be sure to keep your regular account statements; the information they contain will be essential in calculating the amount of your capital gains.

"BUYING A DIVIDEND." If you buy shares just before a Fund deducts a distribution from its NAV, you will pay the full price for the shares and then receive a portion of the price back in the form of a taxable distribution.

There are tax requirements that all funds must follow in order to avoid federal taxation. In its effort to adhere to these requirements, a Fund may have to limit its investment activity in some types of instruments.

TRANSACTION DETAILS

EACH FUND IS OPEN FOR BUSINESS each day the New York Stock Exchange (NYSE) is open. PIC calculates each Fund's NAV as of the close of business of the NYSE, normally 4 p.m. Eastern time.

EACH FUND'S NAV is the value of a single share. The NAV is computed by adding the value of a Fund's share of investments held by the Portfolio, cash, and other assets, subtracting its liabilities and then dividing the result by the number of shares outstanding. The NAV is also the redemption price (price to sell one share).

Each Fund's assets are valued primarily on the basis of market quotations. If quotations are not readily available, assets are valued by a method that the Board of Trustees believes accurately reflects fair value.

WHEN YOU SIGN YOUR ACCOUNT APPLICATION, you will be asked to certify that your Social Security or taxpayer identification number is correct and that you are not subject to 31% withholding for failing to report income to the IRS. If you violate IRS regulations, the IRS can require a Fund to withhold 31% of your taxable distributions and redemptions.

YOU MAY INITIATE MANY TRANSACTIONS BY TELEPHONE. PIC may only be liable for losses resulting from unauthorized transactions if it does not follow reasonable procedures designed to verify the identity of the caller. PIC will request personalized security codes or other information, and may also record calls. You should verify the accuracy of your confir-

                                                                      PROSPECTUS
mation statements immediately after you receive them. If you do not want the liability to redeem or exchange by telephone, call PIC for instructions.

EACH FUND RESERVES THE RIGHT TO SUSPEND THE OFFERING OF SHARES for a period of time. Each Fund also reserves the right to reject any specific purchase order, including certain purchases by exchange. See "Exchange Restrictions" on page 18. Purchase orders may be refused if, in PIC's opinion, they would disrupt management of the Fund.

WHEN YOU PLACE AN ORDER TO BUY SHARES, your order will be processed at the next NAV calculated after your order is received and accepted. Note the following:

- All of your purchases must be made in U.S. dollars, and checks must be drawn on U.S. banks.
- PIC does not accept cash or third party checks.
- When making a purchase with more than one check, each check must have a value of at least $50.
- Each Fund reserves the right to limit the number of checks processed at one time.
- If your check does not clear, your purchase will be canceled and you could be liable for any losses or fees the Fund or its transfer agent has incurred.

TO AVOID THE COLLECTION PERIOD associated with check purchases, consider buying shares by bank wire, U.S. Postal money order, U.S. Treasury check, Federal Reserve check, or direct deposit instead.

YOU MAY BUY SHARES OF A FUND OR SELL THEM THROUGH A BROKER, who may charge you a fee for this service. If you invest through a broker or other institution, read its program materials for any additional service features or fees that may apply.

CERTAIN FINANCIAL INSTITUTIONS that have entered into sales agreements with PIC may enter confirmed purchase orders on behalf of customers by phone, with payment to follow no later than the time when the Funds are priced on the following business day. If payment is not received by that time, the financial institution could be held liable for resulting fees or losses.

WHEN YOU PLACE AN ORDER TO SELL SHARES, your shares will be sold at the next NAV calculated after your request is received and accepted. Note the following:

- Normally, redemption proceeds will be mailed to you on the next business day, but if making immediate payment could adversely affect the Fund, it may take up to seven days to pay you.
- Redemptions may be suspended or payment dates postponed when the NYSE is closed (other than weekends or holidays), when trading on the NYSE is restricted, or as permitted by the SEC.
- PIC reserves the right to deduct an annual maintenance fee of $12.00 from accounts with a value of less that $1,000. It is expected that accounts will be valued on the second Friday in November of each year. Accounts opened after September 30 will not be subject to the fee for that year. The fee, which is payable to the transfer agent, is designed to offset in part the

PROSPECTUS
relatively higher cost of servicing smaller accounts.
- PIC also reserves the right to redeem the shares and close your account if it has been reduced to a value of less than $1,000 as a result of a redemption or transfer, PIC will give you 30 days prior notice of its intention to close your account.


EXCHANGE RESTRICTIONS



As a shareholder, you have the privilege of exchanging shares of a Fund for shares of other PIC Pinnacle Funds. However, you should note the following:


- The Fund you are exchanging into must be registered for sale in your state.
- You may only exchange between accounts that are registered in the same name, address, and taxpayer identification number.
- Before exchanging into a Fund, read its prospectus.
- Exchanges may have tax consequences for you.

- Because excessive trading can hurt Fund performance and shareholders, each Fund reserves the right to temporarily or permanently terminate the exchange privilege of any investor who makes more than four exchanges out of a Fund per calendar year. Accounts under common ownership or control, including accounts with the same taxpayer identification number, will be counted together for the purposes of the four exchange limit.

- The exchange limit may be modified for accounts in certain institutional retirement plans to conform to plan exchange limits and Department of Labor regulations. See your plan materials for further information.
- Each Fund reserves the right to refuse exchange purchases by any person or group if, in PIC's judgment, a Portfolio would be unable to invest the money effectively in accordance with its investment objective and policies, or would otherwise potentially be adversely affected.
- Your exchanges may be restricted or refused if a Fund receives or anticipates simultaneous orders affecting significant portions of a Portfolio's assets. In particular, a pattern of exchanges that coincides with a "market timing" strategy may be disruptive to a Portfolio.

Although each Fund will attempt to give you prior notice whenever it is reasonably able to do so, if may impose these restrictions at any time. The Funds reserve the right to terminate or modify the exchange privilege in the future.

                                                                      PROSPECTUS

GENERAL INFORMATION

Each Fund is one of a series of shares, each having separate assets and liabilities, of the Trust. The Board of Trustees may at its own discretion, create additional series of shares. The Declaration of Trust contains an express disclaimer of shareholder liability for its acts or obligations and provides for indemnification and reimbursement of expenses out of the Trust's property for any shareholder held personally liable for its obligations.

The Declaration of Trust further provides the Trustees will not be liable for errors of judgment or mistakes of fact or law, but nothing in the Declaration of Trust protects a Trustee against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office.

Shareholders are entitled to one vote for each full share held (and fractional votes for fractional shares) and may vote in the election of Trustees and on other matters submitted to meetings of shareholders. It is not contemplated that regular annual meetings of shareholders will be held. Rule 18f-2 under the Act provides that matters submitted to shareholders be approved by a majority of the outstanding securities of each series, unless it is clear that the interests of each series in the matter are identical or the matter does not affect a series.

However, the rule exempts the selection of accountants and the election of Trustees from the separate voting requirements. Income, direct liabilities and direct operating expenses of each series will be allocated directly to each series, and general liabilities and expenses of the Trust will be allocated among the series in proportion to the total net assets of each series by the Board of Trustees.


The Declaration of Trust provides that the shareholders have the right, upon the declaration in writing or vote of more than two-thirds of its outstanding shares, to remove a Trustee. The Trustees will call a meeting of shareholders to vote on the removal of a Trustee upon the written request of the record holders of ten per cent of its shares. In addition, ten shareholders holding the lesser of $25,000 worth or one per cent of the shares may advise the Trustees in writing that they wish to communicate with other shareholders for the purpose of requesting a meeting to remove a Trustee. The Trustees will then, if requested by the applicants, mail at the applicants' expense the applicants' communication to all other shareholders. Except for a change in the name of the Trust, no amendment may be made to the Declaration of Trust without the affirmative vote of the holders of more than 50% of its outstanding shares. The holders of shares have no pre-emptive or conversion rights. Shares when issued are fully paid and non-assessable, except as set forth above. The Trust may be terminated upon the sale of its assets to another issuer, if such sale is approved by the vote of the holders of more than 50% of its outstanding shares, or upon liquidation and distribution of its assets, if approved by the vote of the holders of more than 50% of its outstanding shares. If not so terminated, the Trust will continue indefinitely.


PROSPECTUS

                              PIC INVESTMENT TRUST

                       Statement of Additional Information

                             Dated           , 1996

This Statement of Additional Information is not a prospectus, and it should be read in conjunction with the applicable prospectus of the PIC Pinnacle Growth Fund, PIC Pinnacle Balanced Fund and PIC Pinnacle Small Cap Fund series of PIC Investment Trust (the "Trust"), which share a common prospectus. There are five other series of the Trust: the PIC Institutional Growth Fund, PIC Institutional Balanced Fund, PIC Institutional Small Cap Fund, PIC Small Cap. Growth Fund, and PIC MidCap Fund, which have a separate Statement of Additional Information. The PIC Pinnacle Growth Fund (the "Growth Fund") invests in the PIC Growth Portfolio; the PIC Pinnacle Balanced Fund (the "Balanced Fund") invests in the PIC Balanced Portfolio; the PIC Pinnacle Small Cap Fund (the "Small Cap Fund") invests in the PIC Small Cap. Portfolio. (In this Statement of Additional Information, the Growth Fund, the Balanced Fund and the Small Cap Fund may be referred to as the "Funds", and the PIC Growth Portfolio, PIC Balanced Portfolio and PIC Small Cap. Portfolio may be referred to as the "Portfolios.") Provident Investment Counsel (the "Advisor") is the Advisor to the Portfolios. A copy of the applicable prospectus may be obtained from the Trust at 300 North Lake Avenue, Pasadena, CA 91101-4106, telephone (818) 449-8500.


                                TABLE OF CONTENTS


                                                          Cross-reference to page in
                                                         in the prospectus of the PIC
                                                              Pinnacle Funds:
                                                              ---------------
Investment Objective and Policies.........     B-2                 7
      The Growth Fund ....................     B-2                 7
      The Balanced Fund...................     B-2                18
      The Small Cap Fund..................     B-2                 9
      Investment Restrictions.............     B-2                11
      Repurchase Agreements...............     B-3                10
      Options Activities..................     B-4                10
      Futures Contracts...................     B-4                10
      Foreign Securities..................     B-5                10
      Forward Foreign Currency
          Exchange Contracts..............     B-5
      Segregated Accounts.................     B-6
      Debt Securities and
          Ratings.........................     B-7                10
Management................................     B-7             7, 11
Portfolio Transactions and
      Brokerage...........................    B-10                 7
Net Asset Value...........................    B-11                21
Taxation..................................    B-11                20
Dividends and Distributions...............    B-11                20
Performance Information...................    B-12                12
General Information.......................    B-13                24
Appendix..................................    B-14

                       INVESTMENT OBJECTIVES AND POLICIES

THE GROWTH FUND

      The investment objective of the Growth Fund is to provide long-term growth of capital. There is no assurance that the Growth Fund will achieve its objective. The Growth Fund will attempt to achieve its objective by investing all of its assets in shares of the PIC Growth Portfolio (the "Growth Portfolio"). The Growth Portfolio is a diversified open-end management investment company having the same investment objective as the Growth Fund. The discussion below supplements information contained in the prospectus as to investment policies of the Growth Fund and the Growth Portfolio. Because the investment characteristics of the Growth Fund will correspond directly to those of the Growth Portfolio, the discussion refers to those investments and techniques employed by the Growth Portfolio.

THE BALANCED FUND

      The investment objective of the Balanced Fund is to provide high total return while reducing risk. There is no assurance that the Balanced Fund will achieve its objective. The Balanced Fund will attempt to achieve its objective by investing all of its assets in shares of the PIC Balanced Portfolio (the "Balanced Portfolio"). The Balanced Portfolio is a diversified open-end management investment company having the same investment objective as the Balanced Fund. The discussion below supplements information contained in the prospectus as to investment policies of the Balanced Fund and the Balanced Portfolio. Because the investment characteristics of the Balanced Fund will correspond directly to those of the Balanced Portfolio, the discussion refers to those investments and techniques employed by the Balanced Portfolio.


THE SMALL CAP. FUND

      The investment objective of the Small Cap Fund is to provide capital appreciation. There is no assurance that Fund will achieve its objective. The Fund will attempt to achieve its objective by investing all of its assets in shares of the PIC Small Cap. Portfolio (the "Small Cap. Portfolio"). The Small Cap. Portfolio is a diversified open-end management investment company having the same investment objective as the Small Cap Fund. The discussion below supplements information contained in the prospectus as to investment policies of the Small Cap Fund and the Small Cap. Portfolio. Because the investment characteristics of the Small Cap Fund will correspond directly to those of the Small Cap. Portfolio, the discussion refers to those investments and techniques employed by the Small Cap. Portfolio.


INVESTMENT RESTRICTIONS

      The Trust (on behalf of the Funds) and the Portfolios have adopted the following restrictions as fundamental policies, which may not be changed without the favorable vote of the holders of a "majority," as defined in the Investment Company Act of 1940 (the "1940 Act"), of the outstanding voting securities of a Fund or a Portfolio. Under the 1940 Act, the "vote of the holders of a majority of the outstanding voting securities" means the vote of the holders of the lesser of (i) 67% of the shares of a Fund or a Portfolio represented at a meeting at which the holders of more than 50% of its outstanding shares are represented or (ii) more than 50% of the outstanding shares of a Fund or a Portfolio.

      As a matter of fundamental policy, the Portfolios are diversified; i.e., as to 75% of the value of a Portfolio's total assets, no more than 5% of the value of its total assets may be invested in the securities of any one issuer (other than U.S. Government securities). The Funds invest all of their assets in shares of the Portfolios. Each Fund's and each Portfolio's investment objective is fundamental.

      In addition, no Fund or Portfolio may:

      1. Issue senior securities, borrow money or pledge its assets, except that a Fund or a Portfolio may borrow on an unsecured basis from banks for temporary or emergency purposes or for the clearance of transactions in amounts not exceeding 10% of its total assets (not including the amount borrowed), provided that it will not make investments while borrowings in excess of 5% of the value of its total assets are outstanding;

      2. Make short sales of securities or maintain a short position, except for short sales against the box;

      3. Purchase securities on margin, except such short-term credits as may be necessary for the clearance of transactions;

      4. Write put or call options, except that the Balanced Portfolio may write covered call and cash secured put options on debt securities, and the Small Cap. Portfolio may write covered call and cash secured put options and purchase call and put options on stocks and stock indices;

      5. Act as underwriter (except to the extent a Fund or Portfolio may be deemed to be an underwriter in connection with the sale of securities in its investment portfolio);

      6. Invest 25% or more of its total assets, calculated at the time of purchase and taken at market value, in any one industry (other than U.S. Government securities), except that any of the Funds may invest more than 25% of their assets in shares of a Portfolio;

      7. Purchase or sell real estate or interests in real estate or real estate limited partnerships (although any Portfolio may purchase and sell securities which are secured by real estate and securities of companies which invest or deal in real estate);

      8. Purchase or sell commodities or commodity futures contracts, except that any Portfolio may purchase and sell stock index futures contracts and the Balanced Portfolio may purchase and sell interest rate futures contracts;

      9. Invest in oil and gas limited partnerships or oil, gas or mineral leases;

      10. Make loans (except for purchases of debt securities consistent with the investment policies of the Funds and the Portfolios and except for repurchase agreements); or

      11.  Make investments for the purpose of exercising control or management.

      The Portfolios observe the following restrictions as a matter of operating but not fundamental policy, pursuant to positions taken by federal and state regulatory authorities:

      No Portfolio may:

      1. Purchase any security if as a result the Portfolio would then hold more than 10% of any class of voting securities of an issuer (taking all common stock issues as a single class, all preferred stock issues as a single class, and all debt issues as a single class);

      2. Invest in securities of any issuer if, to the knowledge of the Portfolio, any officer or Trustee of the Portfolio or any officer or Director of the Advisor owns more than 1/2 of 1% of the outstanding securities of such issuer, and such officers, Trustees and Directors who own more than 1/2 of 1% own in the aggregate more than 5% of the outstanding securities of such issuer;

      3. Invest more than 5% of the value of its net assets in warrants (included in that amount, but not to exceed 2% of the value of the Portfolio's net assets, may be warrants which are not listed on the New York or American Stock Exchange).

      4. Invest in any security if as a result the Portfolio would have more than 5% of its total assets invested in securities of companies which together with any predecessor have been in continuous operation for fewer than three years.

      5. Invest more than 10% of its assets in the securities of other investment companies or purchase more than 3% of any other investment company's voting securities or make any other investment in other investment companies except as permitted by federal and state law.

      6. Invest more than 5% of its assets in securities which are restricted as to disposition or otherwise are illiquid or have no readily available market (except for securities issued under Rule 144A which are determined by the Board of Trustees to be liquid).

REPURCHASE AGREEMENTS

      Repurchase agreements are transactions in which a Fund or a Portfolio purchases a security from a bank or recognized securities dealer and simultaneously commits to resell that security to the bank or dealer at an agreed-upon date and price reflecting a market rate of interest unrelated to the coupon rate or maturity of the purchased security. The purchaser maintains custody of the underlying securities prior to their repurchase; thus the obligation of the bank or dealer to pay the repurchase price on the date agreed to is, in effect, secured by such underlying securities. If the value of such securities is less than the repurchase price, the other party to the agreement will provide additional collateral so that at all times the collateral is at least equal to the repurchase price.

      Although repurchase agreements carry certain risks not associated with direct investments in securities, the Funds and the Portfolios intend to enter into repurchase agreements only with banks and dealers believed by the Advisor to present minimum credit risks in accordance with guidelines established by the Boards of Trustees. The Advisor will review and monitor the creditworthiness of such institutions under the Boards' general supervision. To the extent that the proceeds from any sale of collateral upon a default in the obligation to repurchase were less than the repurchase price, the purchaser would suffer a loss. If the other party to the repurchase agreement petitions for bankruptcy or otherwise becomes subject to bankruptcy or other liquidation proceedings, there might be restrictions on the purchaser's ability to sell the collateral and the purchaser could suffer a loss. However, with respect to financial institutions whose bankruptcy or liquidation proceedings are subject to the U.S. Bankruptcy Code, the Funds and the Portfolios intend to comply with provisions under such Code that would allow them immediately to resell the collateral.

OPTIONS ACTIVITIES

      The Balanced Portfolio may write (i.e., sell) call options ("calls") on debt securities, and the Small Cap. Portfolio may write call options on stocks and stock indices, if the calls are "covered" throughout the life of the option. A call is "covered" if the Portfolio owns the optioned securities. When the Balanced or Small Cap. writes a call, it receives a premium and gives the purchaser the right to buy the underlying security at any time during the call period at a fixed exercise price regardless of market price changes during the call period. If the call is exercised, the Portfolio will forgo any gain from an increase in the market price of the underlying security over the exercise price.

      The Balanced Portfolio and the Small Cap. Portfolio may purchase a call on securities to effect a "closing purchase transaction," which is the purchase of a call covering the same underlying security and having the same exercise price and expiration date as a call previously written by the Portfolio on which it wishes to terminate its obligation. If the Portfolio is unable to effect a closing purchase transaction, it will not be able to sell the underlying security until the call previously written by the Portfolio expires (or until the call is exercised and the Portfolio delivers the underlying security).

      The Balanced Portfolio and the Small Cap. Portfolio also may write and purchase put options ("puts"). When the Portfolio writes a put, it receives a premium and gives the purchaser of the put the right to sell the underlying security to the Portfolio at the exercise price at any time during the option period. When the Portfolio purchases a put, it pays a premium in return for the right to sell the underlying security at the exercise price at any time during the option period. If any put is not exercised or sold, it will become worthless on its expiration date.

      A Portfolio's option positions may be closed out only on an exchange which provides a secondary market for options of the same series, but there can be no assurance that a liquid secondary market will exist at a given time for any particular option.

      In the event of a shortage of the underlying securities deliverable on exercise of an option, the Options Clearing Corporation has the authority to permit other, generally comparable securities to be delivered in fulfillment of option exercise obligations. If the Options Clearing Corporation exercises its discretionary authority to allow such other securities to be delivered, it may also adjust the exercise prices of the affected options by setting different prices at which otherwise ineligible securities may be delivered. As an alternative to permitting such substitute deliveries, the Options Clearing Corporation may impose special exercise settlement procedures.

FUTURES CONTRACTS

      The Balanced Portfolio may buy and sell interest rate futures contracts, and all Portfolios may buy and sell stock index futures contracts. A futures contract is an agreement between two parties to buy and sell a security or an index for a set price on a future date. Futures contracts are traded on designated "contract markets" which, through their clearing corporations, guarantee performance of the contracts.

      Generally, if market interest rates increase, the value of outstanding debt securities declines (and vice versa). Entering into a futures contract for the sale of securities has an effect similar to the actual sale of securities, although sale of the futures contract might be accomplished more easily and quickly. For example, if the Balanced Portfolio held long-term U.S. Government securities and the Advisor anticipated a rise in long-term interest rates, the Balanced Portfolio could, in lieu of disposing of its portfolio securities, enter into futures contracts for the sale of similar long-term securities. If rates increased and the value of the Balanced Portfolio's portfolio securities declined, the value of the Portfolio's futures contracts would increase, thereby protecting the Portfolio by preventing net asset value from declining as much as it otherwise would have. Entering into futures contracts for the purchase of securities has an effect similar to the actual purchase of the underlying securities, but permits the continued holding of securities other than the underlying securities. For example, if the Advisor expected long-term interest rates to decline, the Balanced Portfolio might enter into futures contracts for the purchase of long-term securities so that it could gain rapid market exposure that might offset anticipated increases in the cost of securities it intended to purchase while continuing to hold higher-yield short-term securities or waiting for the long-term market to stabilize.

      A stock index futures contract may be used as a hedge by any of the Portfolios with regard to market risk as distinguished from risk relating to a specific security. A stock index futures contract does not require the physical delivery of securities, but merely provides for profits and losses resulting from changes in the market value of the contract to be credited or debited at the close of each trading day to the respective accounts of the parties to the contract. On the contract's expiration date, a final cash settlement occurs. Changes in the market value of a particular stock index futures contract reflects changes in the specified index of equity securities on which the future is based.

      There are several risks in connection with the use of futures contracts. In the event of an imperfect correlation between the futures contract and the portfolio position which is intended to be protected, the desired protection may not be obtained and the Portfolio may be exposed to risk of loss. Further, unanticipated changes in interest rates or stock price movements may result in a poorer overall performance for the Portfolio than if it had not entered into any futures on debt securities or stock indexes.

      In addition, the market prices of futures contracts may be affected by certain factors. First, all participants in the futures market are subject to margin deposit and maintenance requirements. Rather than meeting additional margin deposit requirements, investors may close futures contracts through offsetting transactions which could distort the normal relationship between the securities and futures markets. Second, from the point of view of speculators, the deposit requirements in the futures market are less onerous than margin requirements in the securities market. Therefore, increased participation by speculators in the futures market may also cause temporary price distortions.

      Finally, positions in futures contracts may be closed out only on an exchange or board of trade which provides a secondary market for such futures. There is no assurance that a liquid secondary market on an exchange or board of trade will exist for any particular contract or at any particular time.

FOREIGN SECURITIES

      The Growth and Balanced Portfolios may invest in securities of foreign issuers in foreign markets as stated in their prospectuses. In addition, all of the Portfolios may invest in American Depositary Receipts ("ADRs"), European Depositary Receipts ("EDRs") or other securities convertible into securities of issuers based in foreign countries. These securities may not necessarily be denominated in the same currency as the securities into which they may be converted. ADRs are receipts, usually issued by a U.S. bank or trust company, evidencing ownership of the underlying securities; EDRs are European receipts evidencing a similar arrangement. Generally, ADRs are issued in registered form, denominated in U.S. dollars, and are designed for use in the U.S. securities markets; EDRs are issued in bearer form, denominated in other currencies, and are designed for use in European securities markets. A depositary may issue unsponsored ADRs without the consent of the foreign issuer of securities, in which case the holder of the ADR may incur higher costs and receive less information about the foreign issuer than the holder of a sponsored ADR.

FORWARD FOREIGN CURRENCY EXCHANGE CONTRACTS

      The Portfolios may enter into forward contracts with respect to specific transactions. For example, when the Portfolio enters into a contract for the purchase or sale of a security denominated in a foreign currency, or when it anticipates the receipt in a foreign currency of dividend or interest payments on a security that it holds, the Portfolio may desire to "lock in" the U.S. dollar price of the security or the U.S. dollar equivalent of the payment, by entering into a forward contract for the purchase or sale, for a fixed amount of U.S. dollars or foreign currency, of the amount of foreign currency involved in the underlying transaction. The Portfolio will thereby be able to protect itself against a possible loss resulting from an adverse change in the relationship between the currency exchange rates during the period between the date on which the security is purchased or sold, or on which the payment is declared, and the date on which such payments are made or received.

      The precise matching of the forward contract amounts and the value of the securities involved will not generally be possible because the future value of such securities in foreign currencies will change as a consequence of market movements in the value of those securities between the date the forward contract is entered into and the date it matures. Accordingly, it may be necessary for the Portfolio to purchase additional foreign currency on the spot (i.e., cash) market (and bear the expense of such purchase) if the market value of the security is less than the amount of foreign currency the Portfolio is obligated to deliver and if a decision is made to sell the security and make delivery of the foreign currency. Conversely, it may be necessary to sell on the spot market some of the foreign currency received upon the sale of the portfolio security if its market value exceeds the amount of foreign currency the Portfolio is obligated to deliver. The projection of short-term currency market movements is extremely difficult, and the successful execution of a short-term hedging strategy is highly uncertain. Forward contracts involve the risk that anticipated currency movements will not be accurately predicted, causing the Portfolio to sustain losses on these contracts and transaction costs. The Portfolios may enter into forward contracts or maintain a net exposure to such contracts only if (1) the consummation of the contracts would not obligate the Portfolio to deliver an amount of foreign currency in excess of the value of the Portfolio's securities or other assets denominated in that currency or (2) the Portfolio maintains a segregated account as described below. Under normal circumstances, consideration of the prospect for currency parities will be incorporated into the longer term investment decisions made with regard to overall diversification strategies. However, the Advisor believes it is important to have the flexibility to enter into such forward contracts when it determines that the best interests of the Portfolio will be served.

      At or before the maturity date of a forward contract that requires a Portfolio to sell a currency, the Portfolio may either sell a security and use the sale proceeds to make delivery of the currency or retain the security and offset its contractual obligation to deliver the currency by purchasing a second contract pursuant to which the Portfolio will obtain, on the same maturity date, the same amount of the currency that it is obligated to deliver. Similarly, a Portfolio may close out a forward contract requiring it to purchase a specified currency by entering into a second contract entitling it to sell the same amount of the same currency on the maturity date of the first contract. The Portfolio would realize a gain or loss as a result of entering into such an offsetting forward contract under either circumstance to the extent the exchange rate between the currencies involved moved between the execution dates of the first and second contracts.

      The cost to the Portfolio of engaging in forward contracts varies with factors such as the currencies involved, the length of the contract period and the market conditions then prevailing. Because forward contracts are usually entered into on a principal basis, no fees or commissions are involved. The use of forward contracts does not eliminate fluctuations in the prices of the underlying securities the Portfolio owns or intends to acquire, but it does fix a rate of exchange in advance. In addition, although forward contracts limit the risk of loss due to a decline in the value of the hedged currencies, at the same time they limit any potential gain that might result should the value of the currencies increase.

SEGREGATED ACCOUNTS

      When a Portfolio writes an option, sells a futures contract or enters into a forward foreign currency exchange contract, it will establish a segregated account with its custodian bank, or a securities depository acting for it, to hold assets of the Portfolio in order to insure that the Portfolio will be able to meet its obligations. In the case of a call that has been written, the securities covering the option will be maintained in the segregated account and cannot be sold by the Portfolio until released. In the case of a put that has been written or a forward foreign currency contract that has been entered into, cash, U.S. Government securities or other liquid high-quality debt securities will be maintained in the segregated account in an amount sufficient to meet the Portfolio's obligations pursuant to the put or forward contract.

In the case of a futures contract, cash, U.S. Government securities or other liquid high-quality debt securities will be maintained in the segregated account equal in value to the current value of the underlying contract, less the margin deposits. The margin deposits are also held, in cash or U.S. Government securities, in the segregated account.

DEBT SECURITIES AND RATINGS

      Ratings of debt securities represent the rating agencies' opinions regarding their quality, are not a guarantee of quality and may be reduced after a Portfolio has acquired the security. The Advisor will consider whether the Portfolio should continue to hold the security but is not required to dispose of it. Credit ratings attempt to evaluate the safety of principal and interest payments and do not evaluate the risks of fluctuations in market value. Also, rating agencies may fail to make timely changes in credit ratings in response to subsequent events, so that an issuer's current financial conditions may be better or worse than the rating indicates.

                                   MANAGEMENT

      The overall management of the business and affairs of the Trust is vested with its Board of Trustees. The Board approves all significant agreements between the Trust and persons or companies furnishing services to it, including the agreements with the Advisor, Administrator, Custodian and Transfer Agent. Likewise, the Growth Portfolio, the Balanced Portfolio and the Small Cap. Portfolio each have a Board of Trustees which have comparable responsibilities, including approving agreements with the Advisor. The day to day operations of the Trust and the Portfolios are delegated to their officers, subject to their investment objectives and policies and to general supervision by their Boards of Trustees.

      The Trustees and officers of the Trust, their business addresses and principal occupations during the past five years are:

Jettie M. Edwards (age 51), Trustee     Consulting principal of
1525 Willina Lane                       Syrus Associates (consulting firm)
Santa Barbara, CA 93108

Bernard J. Johnson (age 71), Trustee    Retired; formerly Chairman Emeritus of
300 North Lake Avenue                   the Advisor
Pasadena, CA 91101

Jeffrey D. Lovell (age 43), Trustee     Principal, President and co-founder
1150 Santa Monica Blvd., Ste 1650       of Putnam, Lovell & Thornton, Inc.
Los Angeles, CA 90025                   (investment bankers)

Jeffrey J. Miller (age 45), President   Managing Director and Secretary of the
     and Trustee*                       Advisor; President and Trustee of each
300 North Lake Avenue                   of the Portfolios
Pasadena, CA 91101

Wayne H. Smith (age 54), Trustee        Vice President and Treasurer of Avery
150 N. Orange Grove Blvd.               Dennison Corporation (office products
Pasadena, CA  91103                     manufacturer)

Thad M. Brown (age 45), Vice            Senior Vice President and Chief
     President, Secretary and           Financial Officer of the Advisor
     Treasurer of the Trust
300 North Lake Avenue
Pasadena, CA 91101

      The Trustees and officers of each of the Portfolios, their business address and their occupations during the past five years are:

Richard N. Frank (age 73), Trustee      Chief Executive Officer, Lawry's
234 E. Colorado Blvd.                   Restaurants, Inc.; formerly Chairman
Pasadena, CA 91101                      of Lawry's Foods, Inc.

Bernard J. Johnson (age 71),            Retired; formerly Chairman Emeritus of
      Trustee Emeritus                  the Advisor
300 North Lake Avenue
Pasadena, CA 91101

James Clayburn LaForce (age 67),        Dean Emeritus, John E. Anderson Graduate
     Trustee                            School of Management, University of
P.O. Box 1585                           California, Los Angeles. Director of The
Pauma Valley, CA 92061                  BlackRock Funds. Trustee of Payden &
                                        Rygel Investment Trust. Director of the
                                        Timken Co., Rockwell International, Eli
                                        Lilly, Jacobs Engineering Group and
                                        Imperial Credit Industries.

Jeffrey J. Miller (age 45), President   Managing Director and Secretary of the
     and Trustee*                       Advisor
300 North Lake Avenue
Pasadena, CA 91101

Angelo R. Mozilo (age 57), Trustee      Vice Chairman and Executive Vice
155 N. Lake Avenue                      President of Countrywide Credit
Pasadena, CA 91101                      Industries (mortgage banking)

Thad M. Brown (age 45), Vice            Senior Vice President and Chief
     President, Secretary and           Financial Officer of the Advisor
     Treasurer of the Trust
300 North Lake Avenue
Pasadena, CA 91101

---------------------------------

* denotes Trustees who are "interested persons" of the Trust or Portfolios under the 1940 Act.

         The following compensation was paid to each of the following Trustees. No other compensation or retirement benefits were received by any Trustee or officer from the Registrant or other registered investment company in the "Fund Complex."

          Name of Trustee                                Total Compensation
          ---------------                                ------------------
          Jettie M. Edwards                                  $12,000(1)
          Bernard J. Johnson                                  12,000(1)
          Jeffrey D. Lovell                                   12,000(1)
          Wayne H. Smith                                      12,000(1)
          Richard N. Frank                                    11,000(2)
          Bernard J. Johnson                                   9,000(2)
          James Clayburn LaForce                              12,000(2)
          Angelo R. Mozilo                                    12,000(2)

          (1) Compensation was paid by the Registrant

          (2) Compensation was paid by three other registered investment companies in the "Fund Complex."


THE ADVISOR

         The Trust does not have an investment advisor, although the Advisor performs certain administrative services for it, including providing certain officers and office space.

         The following information is provided about the Advisor and the Portfolios. Subject to the supervision of the Boards of Trustees of the Portfolios, investment management and services will be provided to the Portfolios by the Advisor, pursuant to four Investment Advisory Agreements (the "Advisory Agreements"). Under the Advisory Agreements, the Advisor will provide a continuous investment program for the Portfolios and make decisions and place orders to buy, sell or hold particular securities. In addition to the fees payable to the Advisor and the Administrator, the Portfolios and the Trust are responsible for their operating expenses, including: (i) interest and taxes; (ii) brokerage commissions; (iii) insurance premiums; (iv) compensation and expenses of Trustees other than those affiliated with the Advisor or the Administrator; (v) legal and audit expenses; (vi) fees and expenses of the custodian, shareholder service and transfer agents; (vii) fees and expenses for registration or qualification of the Trust and its shares under federal or state securities laws; (viii) expenses of preparing, printing and mailing reports and notices and proxy material to shareholders; (ix) other expenses incidental to holding any shareholder meetings; (x) dues or assessments of or contributions to the Investment Company Institute or any successor; (xi) such non-recurring expenses as may arise, including litigation affecting the Trust or the Portfolios and the legal obligations with respect to which the Trust or the Portfolios may have to indemnify their officers and Trustees; and (xii) amortization of organization costs.

         The Advisor is an indirect, wholly owned subsidiary of United Asset Management Corporation ("UAM"), a New York Stock Exchange listed holding company principally engaged, through affiliated firms, in providing institutional investment management services. On February 15, 1995, UAM acquired the assets of the Advisor's predecessor, which had the same name as the Advisor; on that date the Advisor entered into new Advisory Agreements having the same terms as the previous Advisory Agreements with the Portfolios. The term "Advisor" also refers to the Advisor's predecessor.

         During the three fiscal years ended October 31, 1995, 1994, and 1993, the Advisor earned fees pursuant to the Advisory Agreements as follows: from the Balanced Portfolio, $77,098, $49,498 and $21,579, respectively; from the Growth Portfolio, $1,536,297, $1,277,324 and $787,380, respectively; from the Small Cap. Portfolio, $771,499, $640,123 and $56,885, respectively. However, the Advisor has agreed to limit the aggregate expenses of the Balanced Portfolio to 0.80% of average net assets, and the expenses of the Growth and Small Cap. Portfolios to 1.00% of average net assets. As a result, the Advisor paid expenses of the Balanced Portfolio that exceeded these expense limits in the amounts for $100,695, $95,785 and $169,875 during the fiscal years ended October 31, 1995, 1994 and 1993, respectively. The Advisor paid expenses of the Growth Portfolio that exceeded these expense limits in the amounts for $21,828, $12,479 and $86,475 during the fiscal years ended October 31, 1995, 1994 and 1993, respectively. The Advisor paid expenses of the Small Cap. Portfolio that exceeded these expense limits in the amounts of $66,713, $83,418 and $7,765 during the fiscal years ended October 31, 1995, 1994 and 1993, respectively. (The MidCap Portfolio was not in existence prior to the current fiscal year.)

         Under the Advisory Agreements, the Advisor will not be liable to the Portfolios for any error of judgment by the Advisor or any loss sustained by the Portfolios except in the case of a breach of fiduciary duty with respect to the receipt of compensation for services (in which case any award of damages will be limited as provided in the 1940 Act) or of willful misfeasance, bad faith, gross negligence or reckless disregard of duty.

         The Advisory Agreements will remain in effect for two years from their execution. Thereafter, if not terminated, each Advisory Agreement will continue automatically for successive annual periods, provided that such continuance is specifically approved at least annually (i) by a majority vote of the Independent Trustees cast in person at a meeting called for the purpose of voting on such approval, and (ii) by the Board of Trustees or by vote of a majority of the outstanding voting securities of the Portfolio.

         The Advisory Agreements are terminable by vote of the Board of Trustees or by the holders of a majority of the outstanding voting securities of the Portfolios at any time without penalty, on 60 days written notice to the Advisor. The Advisory Agreements also may be terminated by the Advisor on 60 days written notice to the Portfolios. The Advisory Agreements terminate automatically upon their assignment (as defined in the 1940 Act).

         The Advisor also provided certain administrative services to the Trust pursuant to Administration Agreements, including assisting shareholders of the Trust, furnishing office space and permitting certain employees to serve as officers and Trustees of the Trust. For its services, it earns a fee at the rate of 0.20% of the average net assets of each series of the Trust. During the three fiscal years ended October 31, 1995, 1994 and 1993, the Advisor earned fees pursuant to the Administration Agreements as follows: from the Institutional Balanced Fund, $25,721, $16,534 and $7,273, respectively; from the Institutional Growth Fund, $219,070, $171,287 and $76,714, respectively; and from the Small Cap. Growth Fund to $192,850, $160,108 and $14,194, respectively. However, the Advisor has agreed to limit the aggregate expenses of the Institutional Balanced Fund to 1.05% of average net assets, the expenses of the Institutional Growth Fund to 1.25% of average net assets, the expenses of the Small Cap. Growth Fund to 1.00%, the expenses of the Institutional Small Cap Fund to 1.45%, and the expenses of the MidCap Fund to 1.35%. As a result, the Advisor paid expenses of the Balanced Fund that exceeded these expense limits in the amounts of $63,727, $54,837 and $91,735 during the fiscal years ended October 31, 1995, 1994 and 1993, respectively. The Advisor paid expenses of the Growth Fund that exceeded these expense limits in the amounts of $56,326, $119,273 and $100,455 during the fiscal years ended October 31, 1995, 1994 and 1993, respectively. The Advisor paid expenses of the Small Cap. Growth Fund that exceeded these expense limits in the amounts of $260,150, $296,973 and $21,194 during the fiscal years ended October 31, 1995, 1994 and 1993, respectively. The Institutional Small Cap Fund and the MidCap Fund were not in existence during the fiscal year ended October 31, 1995 or prior to that.


DISTRIBUTION PLAN

         The Trust has adopted, on behalf of the PIC Pinnacle Growth, Balanced and Small Cap Funds, a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act. The Distribution Plan provides for compensation to the Advisor and the Distributor for expenses incurred in marketing shares of the Funds, including advertising, printing and compensation to securities dealers or other industry professionals. No payments have yet been made under the Plan.


THE ADMINISTRATOR

         During each of the fiscal years ended October 31, 1995, 1994 and 1993, the Balanced Fund and the Growth Fund each paid the Administrator fees in the amount of $15,000. During each of the fiscal years ended October 31, 1995 and 1994, the Small Cap. Growth Fund paid the Administrator fees in the amount of of $10,000.

                      PORTFOLIO TRANSACTIONS AND BROKERAGE

         The Advisory Agreements state that in connection with its duties to arrange for the purchase and the sale of securities held by the Portfolios by placing purchase and sale orders for the Portfolios, the Advisor shall select such broker-dealers ("brokers") as shall, in its judgment, achieve the policy of "best execution," i.e., prompt and efficient execution at the most favorable securities price. In making such selection, the Advisor is authorized in the Advisory Agreements to consider the reliability, integrity and financial condition of the broker. The Advisor also is authorized by the Advisory Agreements to consider whether the broker provides research or statistical information to the Portfolios and/or other accounts of the Advisor.

         The Advisory Agreements state that the commissions paid to brokers may be higher than another broker would have charged if a good faith determination is made by the Advisor that the commission is reasonable in relation to the services provided, viewed in terms of either that particular transaction or the Advisor's overall responsibilities as to the accounts as to which it exercises investment discretion and that the Advisor shall use its judgment in determining that the amount of commissions paid are reasonable in relation to the value of brokerage and research services provided and need not place or attempt to place a specific dollar value on such services or on the portion of commission rates reflecting such services. The Advisory Agreements provide that to demonstrate that such determinations were in good faith, and to show the overall reasonableness of commissions paid, the Advisor shall be prepared to show that commissions paid (i) were for purposes contemplated by the Advisory Agreements;
(ii) were for products or services which provide lawful and appropriate assistance to its decision-making process; and (iii) were within a reasonable range as compared to the rates charged by brokers to other institutional investors as such rates may become known from available information. During the fiscal years ended October 31, 1995, 1994 and 1993, the amount of brokerage commissions paid by the PIC Balanced Portfolio were $19,998, $11,505 and $3,607, respectively; by the PIC Growth Portfolio, $243,060, $277,095 and $147,728, respectively; by the PIC Small Cap. Portfolio, $59,282, $75,749 and $7,573, respectively.

         The research services discussed above may be in written form or through direct contact with individuals and may include information as to particular companies and securities as well as market, economic or institutional areas and information assisting the Portfolios in the valuation of the Portfolios' investments. The research which the Advisor receives for the Portfolios' brokerage commissions, whether or not useful to the Portfolios, may be useful to it in managing the accounts of its other advisory clients. Similarly, the research received for the commissions of such accounts may be useful to the Portfolios.

         The debt securities which will be a major component of the Balanced Portfolio's portfolio are generally traded on a "net" basis with dealers acting as principal for their own accounts without a stated commission although the price of the security usually includes a profit to the dealer. Money market instruments usually trade on a "net" basis as well. On occasion, certain money market instruments may be purchased by the Portfolios directly from an issuer in which case no commissions or discounts are paid. In underwritten offerings, securities are purchased at a fixed price which includes an amount of compensation to the underwriter, generally referred to as the underwriter's concession or discount.

                                 NET ASSET VALUE

         The net asset value of the Portfolios' shares will fluctuate and is determined as of the close of trading on the New York Stock Exchange (currently 4:00 p.m. Eastern time) each business day. The Exchange annually announces the days on which it will not be open for trading. The most recent announcement indicates that it will not be open on the following days: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. However, the Exchange may close on days not included in that announcement.

         The net asset value per share is computed by dividing the value of the securities held by each Portfolio plus any cash or other assets (including interest and dividends accrued but not yet received) minus all liabilities (including accrued expenses) by the total number of Interests in the Portfolio outstanding at such time.

                                    TAXATION

         The Funds will each be taxed as separate entities under the Internal Revenue Code, and each intends to elect to qualify for treatment as a regulated investment company ("RIC") under Subchapter M of the Code. In each taxable year that the Funds qualify, the Funds (but not their shareholders) will be relieved of federal income tax on that part of their investment company taxable income (consisting generally of interest and dividend income, net short term capital gain and net realized gains from currency transactions) and net capital gain that is distributed to shareholders.

         In order to qualify for treatment as a RIC, the Funds must distribute annually to shareholders at least 90% of their investment company taxable income and must meet several additional requirements. Among these requirements are the following: (1) at least 90% of each Fund's gross income each taxable year must be derived from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of securities or foreign currencies, or other income derived with respect to its business of investing in securities or currencies; (2) less than 30% of each Fund's gross income each taxable year may be derived from the sale or other disposition of securities held for less than three months; (3) at the close of each quarter of each Fund's taxable year, at least 50% of the value of its total assets must be represented by cash and cash items, U.S. Government securities, securities of other RICs and other securities, limited in respect of any one issuer, to an amount that does not exceed 5% of the value of the Fund and that does not represent more than 10% of the outstanding voting securities of such issuer; and (4) at the close of each quarter of each Fund's taxable year, not more than 25% of the value of its assets may be invested in securities (other than U.S. Government securities or the securities of other RICs) of any one issuer.

         Each Fund will be subject to a nondeductible 4% excise tax to the extent it fails to distribute by the end of any calendar year substantially all of its ordinary income for that year and capital gain net income for the one-year period ending on October 31 of that year, plus certain other amounts.

                         DIVIDENDS AND DISTRIBUTIONS

         Dividends from a Fund's investment company taxable income (whether paid in cash or invested in additional shares) will be taxable to shareholders as ordinary income to the extent of the Fund's earnings and profits. Distributions of a Fund's net capital gain (whether paid in cash or invested in additional shares) will be taxable to shareholders as long-term capital gain, regardless of how long they have held their Fund shares.

         Dividends declared by a Fund in October, November or December of any year and payable to shareholders of record on a date in one of such months will be deemed to have been paid by the Fund and received by the shareholders on the record date if the dividends are paid by a Fund during the following January. Accordingly, such dividends will be taxed to shareholders for the year in which the record date falls.

         Each Fund is required to withhold 31% of all dividends, capital gain distributions and repurchase proceeds payable to any individuals and certain other noncorporate shareholders who do not provide the Fund with a correct taxpayer identification number. Each Fund also is required to withhold 31% of all dividends and capital gain distributions paid to such shareholders who otherwise are subject to backup withholding.

                             PERFORMANCE INFORMATION

TOTAL RETURN

         Average annual total return quotations used in a Fund's advertising and promotional materials are calculated according to the following formula:

         P(1 + T)(to the nth power) = ERV

where P equals a hypothetical initial payment of $1000; T equals average annual total return; n equals the number of years; and ERV equals the ending redeemable value at the end of the period of a hypothetical $1000 payment made at the beginning of the period.

         Under the foregoing formula, the time periods used in advertising will be based on rolling calendar quarters, updated to the last day of the most recent quarter prior to submission of the advertising for publication. Average annual total return, or "T" in the above formula, is computed by finding the average annual compounded rates of return over the period that would equate the initial amount invested to the ending redeemable value. Average annual total return assumes the reinvestment of all dividends and distributions.

YIELD
         Annualized yield quotations used in a Fund's advertising and promotional materials are calculated by dividing the Fund's interest income for a specified thirty-day period, net of expenses, by the average number of shares outstanding during the period, and expressing the result as an annualized percentage (assuming semi-annual compounding) of the net asset value per share at the end of the period. Yield quotations are calculated according to the following formula:

         YIELD = 2 [(a-b + 1)(to the 6th power) - 1]
                     ---
                      cd

where a equals dividends and interest earned during the period; b equals expenses accrued for the period, net of reimbursements; c equals the average daily number of shares outstanding during the period that are entitled to receive dividends and d equals the maximum offering price per share on the last day of the period.

         Except as noted below, in determining net investment income earned during the period ("a" in the above formula), a Fund calculates interest earned on each debt obligation held by it during the period by (1) computing the obligation's yield to maturity, based on the market value of the obligation (including actual accrued interest) on the last business day of the period or, if the obligation was purchased during the period, the purchase price plus accrued interest; (2) dividing the yield to maturity by 360 and multiplying the resulting quotient by the market value of the obligation (including actual accrued interest). Once interest earned is calculated in this fashion for each debt obligation held by a Fund, net investment income is then determined by totalling all such interest earned.

         For purposes of these calculations, the maturity of an obligation with one or more call provisions is assumed to be the next date on which the obligation reasonably can be expected to be called or, if none, the maturity date.

OTHER INFORMATION

         Performance data of a Fund quoted in advertising and other promotional materials represents past performance and is not intended to predict or indicate future results. The return and principal value of an investment in a Fund will fluctuate, and an investor's redemption proceeds may be more or less than the original investment amount. In advertising and promotional materials a Fund may compare its performance with data published by Lipper Analytical Services, Inc. ("Lipper") or CDA Investment Technologies, Inc. ("CDA"). A Fund also may refer in such materials to mutual fund performance rankings and other data, such as comparative asset, expense and fee levels, published by Lipper or CDA. Advertising and promotional materials also may refer to discussions of a Fund and comparative mutual fund data and ratings reported in independent periodicals including, but not limited to, The Wall Street Journal, Money Magazine, Forbes, Business Week, Financial World and Barron's.

                               GENERAL INFORMATION

         The Declaration of Trust permits the Trustees to issue an unlimited number of full and fractional shares of beneficial interest and to divide or combine the shares into a greater or lesser number of shares without thereby changing the proportionate beneficial interest in a Fund. Each share represents an interest in a Fund proportionately equal to the interest of each other share. Upon the Trust's liquidation, all shareholders would share pro rata in the net assets of the Fund in question available for distribution to shareholders. If they deem it advisable and in the best interest of shareholders, the Board of Trustees may create additional series of shares which differ from each other only as to dividends. The Board of Trustees has created seven series of shares, and may create additional series in the future, which have separate assets and liabilities. Income and operating expenses not specifically attributable to a particular Fund are allocated fairly among the Funds by the Trustees, generally on the basis of the relative net assets of each Fund.

         Rule 18f-2 under the 1940 Act provides that as to any investment company which has two or more series outstanding and as to any matter required to be submitted to shareholder vote, such matter is not deemed to have been effectively acted upon unless approved by the holders of a "majority" (as defined in the Rule) of the voting securities of each series affected by the matter. Such separate voting requirements do not apply to the election of Trustees or the ratification of the selection of accountants. The Rule contains special provisions for cases in which an advisory contract is approved by one or more, but not all, series. A change in investment policy may go into effect as to one or more series whose holders so approve the change even though the required vote is not obtained as to the holders of other affected series.

         The Trust's custodian, Provident National Bank, is responsible for holding the Funds' assets, and Provident Financial Processing Corporation acts as the Trust's accounting services agent. The Trust's independent accountants, McGladrey & Pullen, LLP, 555 Fifth Avenue, New York, NY 10017, assist in the preparation of certain reports to the Securities and Exchange Commission and the Funds' tax returns.


         [Information as to 5% holders to be filed by amendment.]


         Shares of any of the Funds owned by the Trustees and officers as a group were less than 1%.

                                    APPENDIX

                             DESCRIPTION OF RATINGS

MOODY'S INVESTORS SERVICE, INC.: CORPORATE BOND RATINGS

         Aaa--Bonds which are rated Aaa are judged to be of the best quality and carry the smallest degree of investment risk. Interest payments are protected by a large or by an exceptionally stable margin, and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

         Aa---Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long term risks appear somewhat larger than in Aaa securities.

         Moody's applies numerical modifiers "1", "2" and "3" to both the Aaa and Aa rating classifications. The modifier "1" indicates that the security ranks in the higher end of its generic rating category; the modifier "2" indicates a mid-range ranking; and the modifier "3" indicates that the issue ranks in the lower end of its generic rating category.

         A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment sometime in the future.

         Baa--Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great period of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

STANDARD & POOR'S CORPORATION: CORPORATE BOND RATINGS

         AAA--This is the highest rating assigned by Standard & Poor's to a debt obligation and indicates an extremely strong capacity to pay principal and interest.

         AA--Bonds rated AA also qualify as high-quality debt obligations. Capacity to pay principal and interest is very strong, and in the majority of instances they differ from AAA issues only in small degree.

         A--Bonds rated A have a strong capacity to pay principal and interest, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

         BBB--Bonds rated BBB are regarded as having an adequate capacity to pay principal and interest. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay principal and interest for bonds in this category than for bonds in the A category.

COMMERCIAL PAPER RATINGS

         Moody's commercial paper ratings are assessments of the issuer's ability to repay punctually promissory obligations. Moody's employs the following three designations, all judged to be investment grade, to indicate the relative repayment capacity of rated issuers: Prime 1--highest quality; Prime 2--higher quality; Prime 3--high quality.

         A Standard & Poor's commercial paper rating is a current assessment of the likelihood of timely payment. Ratings are graded into four categories, ranging from "A" for the highest quality obligations to "D" for the lowest.

         Issues assigned the highest rating, A, are regarded as having the greatest capacity for timely payment. Issues in this category are delineated with the numbers "1", "2" and "3" to indicate the relative degree of safety. The designation A-1 indicates that the degree of safety regarding timely payment is either overwhelming or very strong. A "+" designation is applied to those issues rated "A-1" which possess extremely strong safety characteristics. Capacity for timely payment on issues with the designation "A-2"

is strong. However, the relative degree of safety is not as high as for issues designated A-1. Issues carrying the designation "A-3" have a satisfactory capacity for timely payment. They are, however, somewhat more vulnerable to the adverse effect of changes in circumstances than obligations carrying the higher designations.

                                     PART C
                                OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS.


         (a)      Financial Statements:

                  To be filed by amendment.


         (b)      Exhibits:

                  (1)      Declaration of Trust(3)
                  (2)      By-Laws(3)
                  (3)      Not applicable
                  (4)      Specimen stock certificate(3)
                  (5)      Not applicable
                  (6)      Distribution Agreement(3)
                  (7)      Not applicable
                  (8)      Custodian Agreement(1)
                  (9) (i) Administration Agreement with Investment Company Administration Corporation(3)
                           (ii) Administration Agreement with Provident
                           Investment Counsel(3)
                  (10)     Opinion and consent of counsel(3)
                  (11)     Consent of McGladrey & Pullen(4)
                  (12)     Not applicable
                  (13)     Investment letter(3)
                  (14)     Individual Retirement Account forms(2)
                  (15)     Not applicable
                  (16)     Not applicable

         (1) Previously filed with Pre-effective Amendment No. 1 to the Registration Statement on Form N-1A of PIC Investment Trust, File No 33-44579, on April 16, 1992 and incorporated herein by reference.

         (2) Previously filed with Post-effective Amendment No. 1 to the Registration Statement on Form N-1A of PIC Investment Trust, File No 33-44579, on April 7, 1993 and incorporated herein by reference.

         (3) Previously filed with Post-effective Amendment No. 10 to the Registration Statement on Form N-1A of PIC Investment Trust, File No 33-44579, on April 4, 1996 and incorporated herein by reference.

         (4) To be filed by amendment.

ITEM 25.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT.

         As of September 30, 1996, Registrant owned 99.9% of the outstanding Interests in PIC Growth Portfolio, PIC Balanced Portfolio and PIC Small Cap. Portfolio, all of which are trusts organized under the laws of the State of New York and registered management investment companies.

ITEM 26.  NUMBER OF HOLDERS OF SECURITIES.


         As of September 30, 1996, the PIC Institutional Growth Fund had 318 shareholders; the PIC Institutional Balanced Fund had 78 shareholders; the PIC Institutional Small Cap Fund had 56 shareholders; and the PIC Small Cap. Growth Fund had 3 shareholders.

ITEM 27.  INDEMNIFICATION.

         Article VI of Registrant's By-Laws states as follows:

         Section 1. AGENTS, PROCEEDINGS AND EXPENSES. For the purpose of this Article, "agent" means any person who is or was a Trustee, officer, employee or other agent of this Trust or is or was serving at the request of this Trust as a Trustee, director, officer, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise or was a Trustee, director, officer, employee or agent of a foreign or domestic corporation which was a predecessor of another enterprise at the request of such predecessor entity; "proceeding" means any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative; and "expenses" includes without limitation attorney's fees and any expenses of establishing a right to indemnification under this Article.

         Section 2. ACTIONS OTHER THAN BY TRUST. This Trust shall indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of this Trust) by reason of the fact that such person is or was an agent of this Trust, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding, if it is determined that person acted in good faith and reasonably believed:

         (a) in the case of conduct in his official capacity as a Trustee of the Trust, that his conduct was in the Trust's best interests, and

         (b) in all other cases, that his conduct was at least not opposed to the Trust's best interests, and

         (c) in the case of a criminal proceeding, that he had no reasonable cause to believe the conduct of that person was unlawful.

         The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in the best interests of this Trust or that the person had reasonable cause to believe that the person's conduct was unlawful.

         Section 3. ACTIONS BY THE TRUST. This Trust shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action by or in the right of this Trust to procure a judgment in its favor by reason of the fact that that person is or was an agent of this Trust, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of that action if that person acted in good faith, in a manner that person believed to be in the best interests of this Trust and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances.

         Section 4. EXCLUSION OF INDEMNIFICATION. Notwithstanding any provision to the contrary contained herein, there shall be no right to indemnification for any liability arising by reason of willful misfeasance, bad faith, gross negligence, or the reckless disregard of the duties involved in the conduct of the agent's office with this Trust.

         No indemnification shall be made under Sections 2 or 3 of this Article:

         (a) In respect of any claim, issue, or matter as to which that person shall have been adjudged to be liable on the basis that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in the person's official capacity; or

         (b) In respect of any claim, issue or matter as to which that person shall have been adjudged to be liable in the performance of that person's duty to this Trust, unless and only to the extent that the court in which that action was brought shall determine upon application that in view of all the circumstances of the case, that person was not liable by reason of the disabling conduct set forth in the preceding paragraph and is fairly and reasonably entitled to indemnity for the expenses which the court shall determine; or

         (c) of amounts paid in settling or otherwise disposing of a threatened or pending action, with or without court approval, or of expenses incurred in defending a threatened or pending action which is settled or otherwise disposed of without court approval, unless the required approval set forth in Section 6 of this Article is obtained.

         Section 5. SUCCESSFUL DEFENSE BY AGENT. To the extent that an agent of this Trust has been successful on the merits in defense of any proceeding referred to in Sections 2 or 3 of this Article or in defense of any claim, issue or matter therein, before the court or other body before whom the proceeding was brought, the agent shall be indemnified against expenses actually and reasonably incurred by the agent in connection therewith, provided that the Board of Trustees, including a majority who are disinterested, non-party Trustees, also determines that based upon a review of the facts, the agent was not liable by reason of the disabling conduct referred to in Section 4 of this Article.

         Section 6. REQUIRED APPROVAL. Except as provided in Section 5 of this Article, any indemnification under this Article shall be made by this Trust only if authorized in the specific case on a determination that indemnification of the agent is proper in the circumstances because the agent has met the applicable standard of conduct set forth in Sections 2 or 3 of this Article and is not prohibited from indemnification because of the disabling conduct set forth in Section 4 of this Article, by:

         (a) A majority vote of a quorum consisting of Trustees who are not parties to the proceeding and are not interested persons of the Trust (as defined in the Investment Company Act of 1940); or

         (b)      A written opinion by an independent legal counsel.

         Section 7. ADVANCE OF EXPENSES. Expenses incurred in defending any proceeding may be advanced by this Trust before the final disposition of the proceeding upon a written undertaking by or on behalf of the agent, to repay the amount of the advance if it is ultimately determined that he or she is not entitled to indemnification, together with at least one of the following as a condition to the advance: (i) security for the undertaking; or (ii) the existence of insurance protecting the Trust against losses arising by reason of any lawful advances; or (iii) a determination by a majority of a quorum of Trustees who are not parties to the proceeding and are not interested persons of the Trust, or by an independent legal counsel in a written opinion, based on a review of readily available facts that there is reason to believe that the agent ultimately will be found entitled to indemnification. Determinations and authorizations of payments under this Section must be made in the manner specified in Section 6 of this Article for determining that the indemnification is permissible.

         Section 8. OTHER CONTRACTUAL RIGHTS. Nothing contained in this Article shall affect any right to indemnification to which persons other than Trustees and officers of this Trust or any subsidiary hereof may be entitled by contract or otherwise.

         Section 9. LIMITATIONS. No indemnification or advance shall be made under this Article, except as provided in Sections 5 or 6 in any circumstances where it appears:

         (a) that it would be inconsistent with a provision of the Agreement and Declaration of Trust of the Trust, a resolution of the shareholders, or an agreement in effect at the time of accrual of the alleged cause of action asserted in the proceeding in which the expenses were incurred or other amounts were paid which prohibits or otherwise limits indemnification; or

         (b) that it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

         Section 10. INSURANCE. Upon and in the event of a determination by the Board of Trustees of this Trust to purchase such insurance, this Trust shall purchase and maintain insurance on behalf of any agent of this Trust against any liability asserted against or incurred by the agent in such capacity or arising out of the agent's status as such, but only to the extent that this Trust would have the power to indemnify the agent against that liability under the provisions of this Article and the Agreement and Declaration of Trust of the Trust.

ITEM 28.  BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER.

         Not applicable.

ITEM 29.  PRINCIPAL UNDERWRITERS.

         (a) The Registrant's principal underwriter also acts as principal underwriter for the following investment companies:


                  Guiness Flight Investment Funds, Inc.
                  Jurika & Voyles Mutual Funds
                  Hotchkis and Wiley Funds
                  Professionally Managed Portfolios
                  Rainier Investment Management Mutual Funds

                  O'Shaugnessy Funds, Inc.
                  RNC Liquid Assets Fund, Inc.


         (b) The following information is furnished with respect to the officers and directors of First Fund Distributors, Inc.:

                                   Position and Offices            Position and
Name and Principal                     with Principal              Offices with
Business Address                        Underwriter                 Registrant
----------------                        -----------                 ----------
Robert H. Wadsworth                President                       Assistant
4455 E. Camelback Road             and Treasurer                   Secretary
Suite 261E
Phoenix, AZ  85018

Eric M. Banhazl                    Vice President                  Assistant
2025 E. Financial Way                                              Treasurer
Glendora, CA 91741

Steven J. Paggioli                 Vice President &                Assistant
479 West 22nd Street                  Secretary                    Secretary
New York, New York 10011

         (c)  Not applicable.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS.

         The accounts, books and other documents required to be maintained by Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are in the possession of Registrant and Registrant's custodian, as follows: the documents required to be maintained by paragraphs (4), (5), (6), (7), (10) and (11) of Rule 31a-1(b) will be maintained by the Registrant, and all other records will be maintained by the Custodian.

ITEM 31. MANAGEMENT SERVICES.

         Not applicable.

ITEM 32. UNDERTAKINGS.

         The Registrant undertakes, if requested to do so by the holders of at least 10% of the Trust's outstanding shares, to call a meeting of shareholders for the purposes of voting upon the question of removal of a director and will assist in communications with other shareholders.


         The Registrant undertakes to file a post-effective amendment, containing financial statements which do not have to be audited, within four to six months of the effective date of this post-effective amendment.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Amendment to the Registration Statement on Form N-1A of PIC Investment Trust to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Pasadena and State of California on the 10th day of October, 1996.


                                                       PIC INVESTMENT TRUST


                                                       By     Jeffrey J. Miller*
                                                         -----------------------
                                                          Jeffrey J. Miller
                                                          President

         This Amendment to the Registration Statement on Form N-1A of PIC Investment Trust has been signed below by the following persons in the capacities indicated on October 10, 1996.


Jeffrey J. Miller*
------------------------------------                 President and
Jeffrey J. Miller                                    Trustee


Jettie M. Edwards*                                   Trustee
------------------------------------
Jettie M. Edwards

Bernard J. Johnson*
------------------------------------                 Trustee
Bernard J. Johnson

Jeffrey D. Lovell*
------------------------------------                 Trustee
Jeffrey D. Lovell

Wayne H. Smith*
------------------------------------                 Trustee
Wayne H. Smith

Thad M. Brown*
------------------------------------                 Treasurer and Principal
Thad M. Brown                                        Financial and Accounting
                                                     Officer

*    Robert H. Wadsworth
     -------------------------------
By:  Robert H. Wadsworth
       Attorney-in-fact

                                   SIGNATURES

         PIC Growth Portfolio has duly caused this Amendment to the Registration Statement on Form N-1A of PIC Investment Trust to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Pasadena and State of California on the 4th day of October, 1996.


                                                         PIC GROWTH PORTFOLIO


                                                      By      Jeffrey J. Miller*
                                                         -----------------------
                                                              Jeffrey J. Miller
                                                              President

         This Amendment to the Registration Statement on Form N-1A of PIC Investment Trust has been signed below by the following persons in the capacities indicated on October 10, 1996.

         Signature                                            Title
         ---------                                            -----

Jeffrey J. Miller*
----------------------------                President and Trustee
Jeffrey J. Miller                           of PIC Growth Portfolio


Richard N. Frank*
----------------------------                Trustee of PIC Growth Portfolio
Richard N. Frank


James Clayburn LaForce*
----------------------------                Trustee of PIC Growth Portfolio
James Clayburn LaForce


Angelo R. Mozilo*
----------------------------                Trustee of PIC Growth Portfolio
Angelo R. Mozilo


Thad M. Brown*
----------------------------                Treasurer and Principal Financial and Accounting
Thad M. Brown                               Officer of PIC Growth Portfolio

*    Robert H. Wadsworth
     -----------------------
By:  Robert H. Wadsworth
      Attorney-in-fact

                                   SIGNATURES

         PIC Balanced Portfolio has duly caused this Amendment to the Registration Statement on Form N-1A of PIC Investment Trust to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Pasadena and State of California on the 10th day of October, 1996.


                                                          PIC BALANCED PORTFOLIO


                                                          By  Jeffrey J. Miller*
                                                            --------------------
                                                              Jeffrey J. Miller
                                                              President

         This Amendment to the Registration Statement on Form N-1A of PIC Investment Trust has been signed below by the following persons in the capacities indicated on October 10, 1996.

         Signature                                            Title
         ---------                                            -----

Jeffrey J. Miller*
-----------------------------               President and Trustee
Jeffrey J. Miller                           of PIC Balanced Portfolio


Richard N. Frank*                           Trustee of PIC Balanced Portfolio
-----------------------------
Richard N. Frank


James Clayburn LaForce*
-----------------------------               Trustee of PIC Balanced Portfolio
James Clayburn LaForce


Angelo R. Mozilo*
-----------------------------               Trustee of PIC Balanced Portfolio
Angelo R. Mozilo


Thad M. Brown*
-----------------------------               Treasurer and Principal Financial and Accounting
Thad M. Brown                               Officer of PIC Balanced Portfolio

*   Robert H. Wadsworth
    -------------------------
By: Robert H. Wadsworth
     Attorney-in-fact

                                   SIGNATURES

         PIC Small Cap. Portfolio has duly caused this Amendment to the Registration Statement on Form N-1A of PIC Investment Trust to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Pasadena and State of California on the 10th day of October, 1996.


                                                        PIC SMALL CAP. PORTFOLIO


                                                        By    Jeffrey J. Miller*
                                                          ----------------------
                                                            Jeffrey J. Miller
                                                            President

         This Amendment to the Registration Statement on Form N-1A of PIC Investment Trust has been signed below by the following persons in the capacities indicated on October 10, 1996.

         Signature                                            Title
         ---------                                            -----


Jeffrey J. Miller*
------------------------------              President and Trustee
Jeffrey J. Miller                           of PIC Small Cap. Portfolio


Richard N. Frank*                           Trustee of PIC Small Cap. Portfolio
------------------------------
Richard N. Frank


James Clayburn LaForce*
------------------------------              Trustee of PIC Small Cap. Portfolio
James Clayburn LaForce


Angelo R. Mozilo*
------------------------------              Trustee of PIC Small Cap. Portfolio
Angelo R. Mozilo


Thad M. Brown*
------------------------------              Treasurer and Principal Financial and Accounting
Thad M. Brown                               Officer of PIC Small Cap. Portfolio

*   Robert H. Wadsworth
    -------------------
By: Robert H. Wadsworth
     Attorney-in-fact